Filed Pursuant to Rule 433
Registration No. 333-137897
May 3, 2007

QUARTERLY UPDATE
TO PRELIMINARY PROSPECTUS
DATED APRIL 27, 2007
SKILLED HEALTHCARE GROUP, INC.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (949) 282-5800.

Skilled Healthcare Group, Inc.
Report of Quarterly Results
Index

Skilled Healthcare Group, Inc.

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2007	2006
	(Unaudited)
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$378	$2,821
Accounts receivable, less allowance for doubtful accounts of $8,531 and $7,889 at March 31, 2007 and December 31, 2006, respectively	88,468	86,168
Deferred income taxes	13,930	13,248
Prepaid expenses	2,285	2,101
Other current assets	11,943	10,296

Total current assets	117,004	114,634
Property and equipment, net	238,549	230,904
Other assets:
Notes receivable	6,534	4,968
Deferred financing costs, net	15,794	15,764
Goodwill	412,894	411,349
Intangible assets, net	33,378	33,843
Non-current income tax receivable	1,882	1,882
Deferred income taxes	1,607	1,504
Other assets	53,911	23,847

Total other assets	526,000	493,157

Total assets	$881,553	$838,695

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$50,547	$69,136
Employee compensation and benefits	22,505	22,693
Current portion of long-term debt and capital leases	3,185	3,177

Total current liabilities	76,237	95,006
Long-term liabilities:
Insurance liability risks	28,315	28,306
Other long-term liabilities	20,013	8,857
Long-term debt and capital leases, less current portion	511,669	465,878

Total liabilities	636,234	598,047
Stockholders’ equity:
Preferred stock, 50,000 shares authorized, 25,000 Class A convertible shares and 25,000 Class B shares. Class A, $0.001 par value; 22,312 shares issued and outstanding at March 31, 2007 and December 31, 2006, liquidation preference of $23,424 and $18,652 at March 31, 2007 and December 31, 2006, respectively	23,424	18,652
Class B, $0.001 par value; no shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	—	—
Common stock, 25,350,000 shares authorized, $0.001 par value per share; 12,636,079 shares issued and outstanding at March 31, 2007 and December 31, 2006	13	13
Additional paid-in-capital	221,882	221,983
Retained earnings	—	—

Total stockholders’ equity	245,319	240,648

Total liabilities and stockholders’ equity	$881,553	$838,695

The accompanying notes are an integral part of these condensed consolidated financial statements.

Skilled Healthcare Group, Inc.

Condensed Consolidated Statements of Operations

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(In thousands except share and per share data)

Revenue	$144,655	$125,186
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	107,213	92,311
Rent cost of sales	2,694	2,451
General and administrative	11,497	9,566
Depreciation and amortization	3,961	3,674

	125,365	108,002

Other income (expenses):
Interest expense	(12,092)	(11,227)
Interest income and other	327	386
Equity in earnings of joint venture	540	381
Change in fair value of interest rate hedge	(33)	(21)

Total other income (expenses), net	(11,258)	(10,481)

Income before provision for income taxes	8,032	6,703
Provision for income taxes	3,378	2,601

Net income	4,654	4,102
Accretion on preferred stock	(4,772)	(4,401)

Net loss attributable to common stockholders	$(118)	$(299)

Net loss per share data:
Net loss per common share, basic	$(0.01)	$(0.03)

Net loss per common share, diluted	$(0.01)	$(0.03)

Weighted average common shares outstanding, basic	11,959,116	11,618,412

Weighted average common shares outstanding, diluted	11,959,116	11,618,412

The accompanying notes are an integral part of these condensed consolidated financial statements.

Skilled Healthcare Group, Inc.

Condensed Consolidated Statements of Cash Flows

	Three Months Ended
	March 31,
	2007	2006
	(Unaudited)
	(In thousands)

Operating Activities
Net income	$4,654	$4,102
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,961	3,674
Provision for doubtful accounts	1,026	1,282
Non-cash stock-based compensation	17	15
Amortization of deferred financing costs	722	723
Deferred income taxes	(2,330)	(552)
Change in fair value of interest rate hedge	33	21
Amortization of discount on senior subordinated notes	42	41
Changes in operating assets and liabilities:
Accounts receivable	(3,326)	(11,767)
Other current assets	(834)	477
Accounts payable and accrued liabilities	(12,584)	5,053
Employee compensation and benefits	(771)	(551)
Insurance liability risks	887	959
Other long-term liabilities	11,156	106

Net cash provided by operating activities	2,653	3,583

Investing activities
Principal (additions) payments on notes receivable, net	(1,566)	208
Acquisition of healthcare facilities	(4,623)	(31,305)
Additions to property and equipment	(6,379)	(3,066)
Changes in other assets	(30,203)	(3,242)
Cash distributed related to the Onex Transaction	(7,330)	—

Net cash used in investing activities	(50,101)	(37,405)

Financing activities
Borrowings under line of credit, net	46,500	—
Repayments on long-term debt and capital leases	(743)	(728)
Additions to deferred financing costs	(752)	(36)
Proceeds from the issuance of new common stock	—	100

Net cash provided by (used in) financing activities	45,005	(664)

Decrease in cash and cash equivalents	(2,443)	(34,486)
Cash and cash equivalents at beginning of period	2,821	37,138

Cash and cash equivalents at end of period	$378	$2,652

Supplemental cash flow information
Cash paid for:
Interest expense	$16,933	$4,811

Income taxes	$3,330	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

SKILLED HEALTHCARE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007
(Unaudited)

1.	Description of Business

Current Business

Skilled Healthcare Group, Inc. through its subsidiaries (collectively the “Company”), is an operator of long-term care facilities and a provider of a wide range of post-acute care services, with a strategic emphasis on sub-acute specialty health care. As of March 31, 2007, the Company operated facilities in California, Kansas, Missouri, Nevada and Texas, including 61 skilled nursing facilities (“SNFs”), that offer sub-acute care and rehabilitative and specialty skilled nursing care; and 13 assisted living facilities (“ALFs”) that provide room and board and social services. In addition, the Company provides a variety of ancillary services such as physical, occupational and speech therapy in Company-operated facilities and unaffiliated facilities. Furthermore, the Company owns and operates two licensed hospices providing palliative care in its California and Texas markets. The Company is also a member in a joint venture located in Texas providing institutional pharmacy services which currently serves approximately eight of the Company’s SNFs and other facilities unaffiliated with the Company. Effective April 1, 2007, the Company acquired three additional SNFs, bringing the total facilities operated by the Company to 64 SNFs and 13 ALFs.

Other Information

The accompanying condensed consolidated financial statements as of March 31, 2007 and for the three month periods ended March 31, 2007 and 2006 (the “interim statements”), are unaudited. Certain information and footnote disclosure normally included in the Company’s annual consolidated financial statements have been condensed or omitted, as permitted under applicable rules and regulations. Readers of the interim statements should refer to the Company’s audited consolidated statements and notes thereto for the year ended December 31, 2006. Management believes that the interim financial statements reflect all adjustments which are of a normal and recurring nature necessary to present fairly the Company’s financial position and results of operations in all material respects. The results of operations presented in the interim statements are not necessarily representative of operations for the entire year.

Recent Developments

Effective April 1, 2007, the Company purchased the owned real property, tangible assets, intellectual property and related rights and licenses of three skilled nursing facilities located in Missouri for a cash purchase price of $30.1 million in cash, including $0.1 million of transaction expenses. The Company also assumed certain liabilities under related operating contracts. The transaction added approximately 426 beds, as well as 24 unlicensed apartments to the Company’s operations. The acquisition was financed by draw downs of $30.1 million on the Company’s revolving credit facility.

Effective March 8, 2007, the Company completed the construction of an assisted living facility in Ottawa, Kansas for a total cost of approximately $2.8 million. This facility added 47 beds to the Company’s operations.

On February 16, 2007, the Company entered into an agreement with Heritage regarding the escrow account and tax payments. As a result of this agreement:

•	The Company paid $6.3 million to Heritage, which represents the amounts paid by SHG to the IRS in excess of the 2005 tax amounts on SHG’s tax return for the period ended December 27, 2005;

•	The Company paid an additional $1.0 million into the escrow account for the satisfaction of certain tax liabilities that arose prior to the date of the Onex Transaction;

SKILLED HEALTHCARE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The Company and Heritage instructed the escrow agent to release to Heritage the remaining $15.0 million in escrow that was established to provide for any contingencies or liabilities not recorded or specifically provided for as of December 27, 2005; and

•	The Company and Heritage generally released each other from any further claims beyond the tax amounts remaining in the escrow account.

Effective February 1, 2007, the Company effected the merger of its predecessor company, which was its wholly-owned subsidiary, with and into the Company. The Company was the surviving company in the merger and changed its name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc. As a result of this merger, the Company assumed all of the rights and obligations of its predecessor company, including obligations under its 11% senior subordinated notes, or the 2014 Notes.

On February 1, 2007, the Company purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds in the Company’s operations.

2.	Summary of Significant Accounting Policies

Information regarding the Company’s significant accounting policies is contained in Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2006. Presented below in this and the following notes is supplemental information that should be read in conjunction with Notes to the Consolidated Financial Statements included in that report.

Basis of Presentation

The condensed consolidated financial statements of the Company include the accounts of the Company and the Company’s wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of the condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the Company’s condensed consolidated financial statements relate to revenue, allowance for doubtful accounts, the self-insured portion of general and professional liability claims and impairment of long-lived assets. Actual results could differ from those estimates.

Revenue and Accounts Receivable

Revenue and accounts receivable are recorded on an accrual basis as services are performed at their estimated net realizable value. The Company derives a significant amount of its revenue from funds under federal Medicare and state Medicaid assistance programs, the continuation of which are dependent upon governmental policies, audit risk and potential recoupment.

SKILLED HEALTHCARE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s revenue is derived from services provided to patients in the following payor classes (dollars in thousands):

	Three Months Ended March 31,
	2007		2006
	Revenue	Percentage of	Revenue	Percentage of
	Dollars	Revenue	Dollars	Revenue

Medicare	$55,286	38.2%	$46,171	36.9%
Medicaid	42,613	29.5	39,762	31.8

Subtotal Medicare and Medicaid	97,899	67.7	85,933	68.7
Managed Care	11,750	8.1	10,037	8.0
Private and Other	35,006	24.2	29,216	23.3

Total	$144,655	100.0%	$125,186	100.0%

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of SFAS No. 109, or FIN No. 48. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 was effective for the Company beginning January 1, 2007. Accordingly, the Company has adopted FIN No. 48 this quarter ended March 31, 2007. FIN No. 48 did not have a significant impact on the condensed consolidated financial statements (see Note 4).

In September 2006, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 addresses differences in the definition of fair value and guidance in applying the definition of fair value to the many accounting pronouncements that require fair value measurements. SFAS No. 157 emphasizes that (1) fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing the asset or liability for sale or transfer and (2) fair value is not entity-specific but based on assumptions that market participants would use in pricing the asset or liability. Finally, SFAS No. 157 establishes a hierarchy of fair value assumptions that distinguishes between independent market participant assumptions and the reporting entity’s own assumptions about market participant assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect that SFAS No. 157 will have a material impact on its consolidated results of operations, financial position or liquidity.

In February 2007, the FASB, issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not determined whether it will early adopt SFAS No. 159 or if it will choose to measure any eligible financial assets and liabilities at fair value. Management is still in the process of evaluating the impact on the Company of adopting SFAS No. 159, if any.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

SKILLED HEALTHCARE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Business Segments

The Company has two reportable operating segments — long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of the Company’s business, and ancillary services — which includes the Company’s rehabilitation therapy and hospice businesses. The “other” category includes general and administrative items and eliminations. The Company’s reporting segments are business units that offer different services, and which are managed separately due to the nature of the services provided or the products sold.

At March 31, 2007, long-term care services were provided by 61 SNFs that offer sub-acute, rehabilitative and specialty skilled nursing care, as well as 13 ALFs that provide room and board and social services. Ancillary services include rehabilitative therapy services such as physical, occupational and speech therapy provided in the Company’s facilities and in unaffiliated facilities by its subsidiary, Hallmark Rehabilitative Services, Inc. Also included in the ancillary services segment is the Company’s hospice business that began providing care to patients in October 2004.

The Company evaluates performance and allocates resources to each segment based on an operating model that is designed to maximize the quality of care provided and profitability. Accordingly, EBITDA is used as the primary measure of each segment’s operating results because it does not include such costs as interest expense, income taxes, and depreciation and amortization which may vary from segment to segment depending upon various factors, including the method used to finance the original purchase of a segment or the tax law of the states in which a segment operates. By excluding these items, the Company is better able to evaluate operating performance of the segment by focusing on more controllable measures. General and administrative overhead is not allocated to any segment for purposes of determining segment profit or loss, and is included in the “other” category in the selected segment financial data that follows. The accounting policies of the reporting segments are the same as those described in the Accounting Policies (Note 2) included in the Annual Report for the year ended December 31, 2006. Intersegment sales and transfers are recorded at cost plus standard mark-up; intersegment EBITDA has been eliminated in consolidation.

SKILLED HEALTHCARE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth selected financial data by business segment (dollars in thousands):

	Long-term	Ancillary
	Care Services	Services	Other	Totals

Three months ended March 31, 2007
Revenue from external customers	$125,996	$18,531	$128	$144,655
Intersegment revenue	—	14,469	—	14,469

Total revenue	$125,996	$33,000	$128	$159,124

Segment total assets	$722,669	$70,701	$88,183	$881,553
Goodwill and intangibles included in total assets	$409,656	$36,616	$—	$446,272
Segment capital expenditures	$8,566	$222	$(2,409)	$6,379
EBITDA(1)	$20,679	$5,089	$(2,010)	$23,758
Three months ended March 31, 2006
Revenue from external customers	$111,698	$13,446	$42	$125,186
Intersegment revenue	—	11,834	—	11,834

Total revenue	$111,698	$25,280	$42	$137,020

Segment total assets	$671,338	$58,989	$75,855	$806,182
Goodwill and intangibles included in total assets	$404,648	$36,584	$—	$441,232
Segment capital expenditures	$2,607	$106	$353	$3,066
EBITDA(1)	$18,483	$4,015	$(1,280)	$21,218

(1)	EBITDA is defined as net income before depreciation, amortization and interest expense (net) and the provision for income taxes.

4.	Income Taxes

For the three months ended March 31, 2007 and 2006, the Company recognized tax expense of $3.4 million and $2.6 million, respectively, which primarily was related to the Company’s effective tax rate applied to the Company’s operating income.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, or FIN No. 48, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN No. 48, the Company recorded a $1.5 million increase in goodwill and taxes payable as of January 1, 2007. As of January 1, 2007, the total amount of unrecognized tax benefit is $11.1 million. If reversed, the entire decrease in the unrecognized benefit amount would result in a reduction to the balance of goodwill recorded in connection with the acquisition of the Company by Onex Partners LP, Onex American Holdings II LLC and Onex U.S. Principals LP, collectively referred to as “Onex”.

The Company recognizes interest and penalties associated with unrecognized tax benefits in the “Provision for income taxes” line item of the condensed consolidated statements of operations. As of January 1, 2007, the Company had accrued approximately $2.7 million in interest and penalties, net of approximately $0.6 million of tax benefit, related to unrecognized tax benefits. A substantial portion of the accrued interest

SKILLED HEALTHCARE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and penalties relate to periods prior to the acquisition of the Company by Onex. If reversed, approximately $2.1 million of the reversal of interest and penalties would result in a reduction to goodwill.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2002. During the first quarter of 2007, the Company agreed to an adjustment related to depreciation claimed on its 2003 federal tax return and is awaiting assessment. As a result, the Company anticipates that there is a reasonable possibility that the amount of unrecognized tax benefits will decrease by $1.8 million due to the settlement of 2003 federal tax depreciation matters during 2007. In addition, due to normal closures of the statute of limitations, the Company anticipates that there is a reasonable possibility that the amount of unrecognized state tax benefits will decrease by approximately $0.4 million within the next 12 months.

5.	Other Current Assets and Other Assets

Other current assets consist of the following at (dollars in thousands):

	March 31, 2007	December 31, 2006

Receivable from escrow	$7,031	$6,000
Supply inventories	2,153	2,152
Other notes receivable	2,759	2,144

	$11,943	$10,296

Other assets consist of the following at (dollars in thousands):

	March 31, 2007	December 31, 2006

Equity investment in pharmacy joint venture	$4,210	$4,170
Restricted cash	7,510	8,448
Investments	4,489	4,856
Deposit into escrow related to acquisition on April 1, 2007 (Note 1)	30,010	—
Deposits and other assets	5,171	4,695
Expenses related to initial public offering	2,521	1,678

	$53,911	$23,847

6.	Commitments and Contingencies

Litigation

As is typical in the health care industry, the Company has experienced an increasing trend in the number and severity of litigation claims asserted against it. While the Company believes that it provides quality care to its patients and is in substantial compliance with regulatory requirements, a legal judgment or adverse governmental investigation could have a material negative effect on the Company’s financial position, results of operations or cash flows.

The Company is involved in various lawsuits and claims arising in the ordinary course of business. These matters are, in the opinion of management, immaterial both individually and in the aggregate with respect to the Company’s condensed consolidated financial position, results of operations or cash flows.

Under GAAP, the Company establishes an accrual for an estimated loss contingency when it is both probable that an asset has been impaired or that a liability has been incurred and the amount of the loss can be

SKILLED HEALTHCARE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reasonably estimated. Given the uncertain nature of litigation generally, and the uncertainties related to the incurrence, amount and range of loss on any pending litigation, investigation or claim, the Company is currently unable to predict the ultimate outcome of any litigation, investigation or claim, determine whether a liability has been incurred or make a reasonable estimate of the liability that could result from an unfavorable outcome. While the Company believes that the liability, if any, resulting from the aggregate amount of uninsured damages for any outstanding litigation, investigation or claim will not have a material adverse effect on its condensed consolidated financial position, results of operations or cash flows, in view of the uncertainties discussed above, it could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. In view of the unpredictable nature of such matters, the Company cannot provide any assurances regarding the outcome of any litigation, investigation or claim to which it is a party or the impact on the Company of an adverse ruling in such matters. As additional information becomes available, the Company will assess its potential liability and revise its estimates.

Insurance

The Company maintains insurance for general and professional liability, workers’ compensation, employee benefits liability, property, casualty, directors and officers liability, inland marine, crime, boiler and machinery, automobile, employment practices liability, earthquake and flood. The Company believes that its insurance programs are adequate and where there has been a direct transfer of risk to the insurance carrier, the Company does not recognize a liability in the condensed consolidated financial statements.

Workers’ Compensation

The Company has maintained workers’ compensation insurance as statutorily required. Most of its commercial workers’ compensation insurance purchased is loss sensitive in nature. As a result, the Company is responsible for adverse loss development. Additionally, the Company self-insures the first unaggregated $1 million per workers’ compensation claim in both California and Nevada.

The Company has elected to not carry workers’ compensation insurance in Texas and it may be liable for negligence claims that are asserted against it by its employees.

The Company has purchased guaranteed cost policies for Kansas and Missouri. There are no deductibles associated with these programs. The Company recognizes a liability in its condensed consolidated financial statements for its estimated self-insured workers’ compensation risks. Historically, estimated liabilities have been sufficient to cover actual claims.

General and Professional Liability

The Company’s skilled nursing services subject it to certain liability risks. Malpractice claims may be asserted against the Company if its services are alleged to have resulted in patient injury or other adverse effects, the risk of which may be greater for higher-acuity patients, such as those receiving specialty and sub-acute services, than for traditional long-term care patients. The Company has from time to time been subject to malpractice claims and other litigation in the ordinary course of business.

From April 10, 2001 to August 31, 2006, the Company maintained a retrospectively rated claims-made policy with a self-insured retention of $0.3 million for its California and Nevada facilities and $1 million for its Texas facilities. This policy had an occurrence and annual aggregate limit of $5 million each for professional liability and general liability losses.

Effective September 1, 2006 the Company obtained professional and general liability insurance with an individual claim limit of $2 million per loss and $6 million annual aggregate limit for its California, Texas and Nevada facilities. Under this program, the Company retains an unaggregated $1 million self-insured professional and general liability retention per claim.

SKILLED HEALTHCARE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s Kansas facilities are insured on an occurrence basis with an occurrence and aggregate coverage limit of $1 million and $3 million, respectively, and there are no self-insurance retentions under these contracts. The Missouri facilities are underwritten on a claims made basis with no self-insured retention and have an individual claim and aggregate coverage limit of $1 million and $3 million, respectively.

In September 2004 the Company purchased a multi-year aggregate excess professional and general liability insurance policy providing an additional $10 million of coverage for losses arising from claims in excess of $5 million in California, Texas, Nevada, Kansas or Missouri. As of September 1, 2006 this excess coverage was modified to increase the coverage to $12 million for losses arising from claims in excess of $3 million which are reported after the September 1, 2006 change.

A summary of the liabilities related to insurance risks are as follows (dollars in thousands):

	March 31, 2007					December 31, 2006
	General and					General and
	Professional		Workers’			Professional		Workers’
	Liability		Compensation		Total	Liability		Compensation		Total

Current	$16,019	(1)	$3,202	(2)	$19,221	$16,056	(1)	$3,064	(2)	$19,120
Non-current	20,491		7,824		28,315	20,591		7,715		28,306

	$36,510		$11,026		$47,536	$36,647		$10,779		$47,426

(1)	Included in accounts payable and accrued liabilities.

(2)	Included in employee compensation benefits.

Financial Guarantees

Substantially all of the Company’s subsidiaries guarantee the $200,000 in Notes maturing on January 15, 2014, or the 2014 Notes, the Company’s first lien senior secured term loan and the Company’s revolver credit facility. The guarantees provided by the subsidiaries are full and unconditional and joint and several. Other subsidiaries of the Company that are not guarantors are considered minor.

7.	Subsequent Events

Stock Split

On April 26, 2007 the Company’s board of directors approved a 507-for-one split of the Company’s Class A common stock. As a result, share numbers and per share amounts for all periods presented in the condensed consolidated financial statements throughout this Quarterly report reflect the effects of this stock split.

Proposed Initial Public Offering

The Company is in the process of an initial public offering of common stock, which the Company anticipates completing in the second quarter of 2007.

Stockholders’ Equity

On April 19, 2007, the Company’s board of directors approved the Company’s amended and restated certificate of incorporation to be effective immediately following the Company’s initial public offering. The amended and restated certificate of incorporation:

•	authorizes 25,000,000 shares of preferred stock, $0.001 par value;

SKILLED HEALTHCARE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	authorizes 175,000,000 shares of Class A common stock, voting power of one vote per share, $0.001 par value;

•	authorizes 30,000,000 shares of Class B common stock, voting power of ten votes per share, $0.001 par value;

•	provides for the conversion for the Company’s existing common stock into Class B common stock; and

•	provides for mandatory and optional conversion of Class B common stock into Class A common stock on a one-for-one basis under certain circumstances.

2007 Incentive Award Plan

On April 19, 2007, the Company’s board of directors approved the Company’s 2007 Incentive Award Plan (the “2007 plan”) that will become effective prior to the Company’s initial public offering upon approval by the Company’s stockholders. Under the 2007 plan, 1,123,181 shares of the Company’s common stock are authorized for issuance.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007 as follows:

•	on an actual basis; and

•	pro forma to give effect to (a) the conversion of all outstanding shares of our class A preferred stock into 16,469,947 shares of class B common stock concurrently with the completion of this offering, (b) the conversion of each share of our outstanding common stock into one share of class B common stock, effective as of April 26, 2007, (c) the conversion of the 8,333,333 shares of class B common stock sold in the offering by selling stockholders into 8,333,333 shares of class A common stock effective concurrently with the completion of the offering, (d) our sale of 8,333,333 shares of class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the range shown on the front cover page of our prospectus dated April 27, 2007 (the “prospectus”) and the application of the proceeds therefrom and (e) our acquisition of three skilled nursing facilities in Missouri in April 2007.

Assuming the completion of this offering on May 21, 2007, and a conversion price of $15.00 (which is the mid-point of the estimated offering price range shown on the front cover page of the prospectus), our class A preferred stock will convert into 16,469,947 shares of our class B common stock concurrently with this offering.

	As of March 31, 2007
	Actual	Pro forma
	(Unaudited)
	(In thousands, except for share and per share values)
Cash and cash equivalents	$378	$378

Long-term debt obligations, including current portions:
Revolving credit facility(1)	$55,000	$24,052
First lien term loan(2)	255,450	255,450
Capital leases and other debt	5,530	5,530
11% senior subordinated notes(3)	198,874	128,874

Total debt	514,854	413,906
Stockholders’ equity:
Preferred stock, 50,000 shares authorized, with 25,000 class A convertible shares and 25,000 class B shares
Class A, $0.001 par value, 22,312 shares, issued and outstanding actual, liquidation preference of $23,424 at March 31, 2007; no shares outstanding pro forma	23,424	—
Class B, $0.001 par value, no shares issued and outstanding, at March 31, 2007 actual or pro forma	—	—
Preferred stock, $0.001 par value; Authorized — 25,000,000 shares Issued and outstanding — no shares at March 31, 2007 actual and pro forma	—	—
Common stock, $0.001 par value; Authorized — 25,350,000 shares Issued and outstanding — 12,636,079 shares at March 31, 2007 actual; no shares pro forma	13	—
Class A common stock, $0.001 par value;
Authorized — 175,000,000 shares
Issued and outstanding — no shares at March 31, 2007 actual; 16,666,666 shares pro forma	—	17
Class B common stock, $0.001 par value;
Authorized — 30,000,000 shares
Issued and outstanding — no shares at March 31, 2007 actual; 20,772,693 shares pro forma	—	21
Additional paid-in-capital(2)	221,882	346,229
Retained earnings	—	—

Total stockholders’ equity(2)	245,319	346,267

Total capitalization	$760,173	$760,173

(1)	Our revolving credit facility provides for letters of credit and revolving credit loans. As of March 31, 2007, we had $15.8 million available for borrowing under our revolving credit facility, after taking into account $4.2 million of outstanding but undrawn letters of credit and revolving credit loans outstanding of $55.0 million. This figure includes $30.1 million drawn under our revolving credit facility to pay for our acquisition of three skilled nursing facilities on April 1, 2007.

(2)	A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share (the mid-point of the price range shown on the front cover page of the prospectus) would decrease or increase, respectively, the outstanding principal amount of our first lien revolving credit facility on a pro forma basis by $7.8 million and would increase or decrease, respectively, each of additional paid in capital and total stockholders’ equity on a pro forma basis by $7.8 million, assuming the number of shares offered by us, as shown on the front cover page of the prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Our 11% senior subordinated notes were issued at a 0.7% discount to face value of $200 million. As of March 31, 2007, the 11% senior subordinated notes were recorded on our balance sheet at $198.9 million, net of $1.1 million of unamortized original issue discount.

The information in the table above does not include 1,123,181 shares of class A common stock reserved for future grants or issuance under our 2007 Incentive Award Plan.

DILUTION

If you invest in our class A common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our class A common stock and the net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of March 31, 2007 was approximately $(200.9) million, or $(15.90) per share, not taking into account the conversion of our outstanding class A preferred stock into class B common stock. Our net tangible book value per share is equal to the sum of our total assets of $881.6 million less intangible assets of $446.3 million less total liabilities of $636.2 million, divided by the number of shares of our common stock outstanding. Assuming the completion of this offering on May 21, 2007, and a conversion price of $15.00 (which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus), our class A preferred stock will convert into 16,469,947 shares of our class B common stock concurrently with this offering. After taking into account the automatic conversion of all of our outstanding shares of class A preferred stock into class B common stock concurrently with the completion of this offering, our net tangible book value per share of our class A common stock as of March 31, 2007 was approximately $(6.90) per share. See “Prospectus Summary — The Offering” in the prospectus for a description of the conversion of our class A preferred stock.

Dilution in net tangible book value per share represents the difference between the amount paid by investors in this offering and the net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the conversion of all of our class A preferred stock and the receipt and our intended use of approximately $112.7 million of estimated net proceeds from our sale of 8,333,333 shares of class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the range shown on the front cover page of the prospectus, our net tangible book value as of March 31, 2007 would have been approximately $(100.0) million, or $(2.67) per share. This represents an immediate increase in net tangible book value of $4.23 per share to existing stockholders and an immediate dilution of $17.67 per share to new investors purchasing shares of class A common stock in this offering. The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of March 31, 2007 after conversion of series A convertible preferred stock	$(6.90)
Increase in net tangible book value per share attributable to this offering	4.23

Net tangible book value per share after this offering		(2.67)

Dilution per share to new investors		$17.67

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) our net tangible book value after this offering by $0.21 per share and the dilution in net tangible book value to new investors in this offering by $0.21 per share.

The following table sets forth, as of March 31, 2007, after adjusting for the conversion of all of our class A preferred stock into class B common stock, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering price of $15.00 per share, which is the mid-point of the range set forth on the front cover of the prospectus.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	29,106,026	77.7%	$222,965,000	64.1%	$7.67
New investors	8,333,333	22.3	125,000,000	35.9	$15.00

Total	37,439,359	100%	$347,965,000	100%	$9.29

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease total consideration paid to us by new investors and total consideration paid to us by all stockholders by $8.3 million assuming the number of shares offered by us, as shown on the front cover page of the prospectus, remains the same.

The above discussion and tables are based on 29,106,026 shares of common stock outstanding as of March 31, 2007 and exclude 1,123,181 shares of class A common stock reserved for future grants or issuance under our 2007 Incentive Award Plan.

The shares of class A common stock that may be purchased upon exercise of the underwriters over-allotment option are shares held by existing stockholders, and are not additional shares issuable by us. As a result, exercise by the underwriters of the over-allotment option will have no effect on the tables and discussion included above.

We may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary historical and unaudited pro forma consolidated financial data as of and for the periods indicated. We have derived the summary historical consolidated financial data for each of the years ended December 31, 2006, 2005 and 2004 from our audited historical consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of March 31, 2007 and for the three months ended March 31, 2007 and March 31, 2006 from our unaudited historical consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited summary historical consolidated financial data on a basis consistent with our audited historical consolidated financial statements, and it includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Historical results are not necessarily indicative of future performance. Operating results for the three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the full fiscal year.

We derived the summary unaudited pro forma consolidated financial data from our unaudited pro forma consolidated financial statements as of and for the three months ended March 31, 2007 and for the year ended December 31, 2006. See “Unaudited Pro Forma Consolidated Financial Statements.” The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2007 give effect to this offering of class A common stock, and the use of proceeds therefrom, the conversion of our class A preferred stock into 16,469,947 shares of our class B common stock and the acquisition of three skilled nursing facilities in Missouri in April 2007 as if they had occurred on January 1, 2006. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 give effect to this offering of class A common stock, and the use of proceeds therefrom, the conversion of our class A preferred stock into 16,469,947 shares of our class B common stock, the acquisition of two skilled nursing facilities and one skilled nursing and residential care facility in Missouri in March 2006, the acquisition of a leasehold interest in a skilled nursing facility in Nevada in June 2006, the acquisition of a skilled nursing facility in Missouri in December 2006, and the acquisition of three skilled nursing facilities in Missouri in April 2007, all as if they had occurred on January 1, 2006. The unaudited pro forma consolidated balance sheet gives effect to this offering of class A common stock and the use of proceeds therefrom and the acquisition of three skilled nursing facilities in Missouri in April 2007, all as if they had occurred on March 31, 2007. We present the unaudited pro forma consolidated financial data for informational purposes only; they do not purport to represent what our financial position or results of operations would actually have been had the pro forma adjustments in fact occurred on the assumed dates or to project our financial position at any future date or results of operations for any future period. We have based the unaudited pro forma consolidated financial statements on the estimates and assumptions set forth in the notes to our unaudited pro forma consolidated financial statements, which management believes are reasonable.

The following summary financial information is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statement of Operations Data

	Three Months Ended March 31,			Year Ended December 31,
	Successor	Pro Forma	Successor	Successor	Pro Forma	Predecessor	Predecessor
	2007	2007	2006	2006	2006	2005	2004
	(Dollars in thousands, except per share data)

Revenue	$144,655	$149,707	$125,186	$531,657	$564,024	$462,847	$371,284
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	107,213	111,128	92,311	394,936	421,281	347,228	281,395
Rent cost of sales	2,694	2,694	2,451	10,027	10,392	9,815	7,883
General and administrative	11,497	11,497	9,566	39,872	40,129	43,784	25,148
Depreciation and amortization	3,961	4,106	3,674	13,897	14,895	9,991	8,597

	125,365	129,425	108,002	458,732	486,697	410,818	323,023

Total other income (expenses), net	(11,258)	(9,386)	(10,481)	(43,384)	(40,756)	(44,251)	(30,108)

Income before provision for (benefit from) income taxes, discontinued operations and the cumulative effect of a change in accounting principle	8,032	10,896	6,703	29,541	36,571	7,778	18,153
Provision for (benefit from) income taxes	3,378	4,523	2,601	12,204	15,016	(13,048)	4,421

Income before discontinued operations and cumulative effect of a change in accounting principle	4,654	6,373	4,102	17,337	21,555	20,826	13,732
Discontinued operations, net of tax	—	—	—	—	—	14,740	2,789
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	—	(1,628)	—

Net income	4,654	6,373	4,102	17,337	21,555	33,938	16,521
Accretion on preferred stock	(4,772)	—	(4,401)	(18,406)	—	(744)	(469)

Net (loss) income attributable to common stockholders	$(118)	$6,373	$(299)	$(1,069)	$21,555	$33,194	$16,052

Net (loss) income per share data:
Net (loss) income per common share, basic	$(0.01)	$0.22	$(0.03)	$(0.09)	$0.77	$27.01	$13.45
Net (loss) income per common share, diluted	$(0.01)	$0.22	$(0.03)	$(0.09)	$0.76	$25.73	$12.47
Weighted average common shares outstanding, basic	11,959,116	28,429,063	11,618,412	11,638,185	28,108,132	1,228,965	1,193,501
Weighted average common shares outstanding, diluted	11,959,116	29,090,191	11,618,412	11,638,185	28,319,044	1,290,120	1,286,963
Pro forma net income per common share, basic (unaudited)(1)	$0.16			$0.62
Pro forma net income per common share, diluted (unaudited)(1)	$0.16			$0.61
Weighted average common shares outstanding used in pro forma per common share, basic (unaudited)	28,429,063			28,108,132
Adjusted weighted average common shares outstanding used in pro forma per common share, diluted (unaudited)	29,090,191			28,319,044

Other Financial Data

	Three Months Ended March 31,		Year Ended December 31,
	Successor	Successor	Successor	Predecessor	Predecessor
	2007	2006	2006	2005	2004
	(Dollars in thousands)

Capital expenditures (excluding acquisitions)	$6,379	$3,066	$22,267	$11,183	$8,212
Net cash provided by operating activities	2,653	3,583	34,415	15,004	48,358
Net cash used in investing activities	(50,101)	(37,405)	(74,376)	(223,785)	(45,230)
Net cash provided by (used in) financing activities	45,005	(664)	5,644	241,253	(1,132)
EBITDA(2)	23,758	21,218	88,528	57,561	51,120
EBITDA margin(2)	16.4%	16.9%	16.7%	12.4%	13.8%
Adjusted EBITDA(2)	$23,791	$21,239	$88,725	$77,778	$58,559
Adjusted EBITDA margin(2)	16.4%	17.0%	16.7%	16.8%	15.8%
Pro forma adjusted EBITDA(2)	$24,928		$94,125

Other Data

	2007		2006	2006	2005	2004

Number of facilities at end of period:
Owned	55	(A)	52	53	49	35
Leased	19		19	20	19	20

Total	74		71	73	68	55

Payor sources as a percentage of total revenue:
Medicare	38.2%		36.9%	36.0%	36.3%	35.8%
Managed care and private pay	32.3		31.3	32.0	30.2	25.6

Quality mix(3)	70.5		68.2	68.0	66.5	61.4
Medicaid	29.5%		31.8%	32.0%	33.5%	38.6%
Payor sources as a percentage of total skilled nursing facility patient days:
Medicare	19.5%		19.0%	18.0%	17.8%	16.8%
Managed care	5.8		5.4	5.5	4.6	3.8

Skilled mix(3)	25.3%		24.4%	23.5%	22.4%	20.6%
Medicaid	58.5		59.4	59.9	61.4	65.4
Private and other	16.2		16.2	16.6	16.2	14.0
Number of skilled nursing facilities at end of period	61		59	61	56	50
Number of assisted living facilities at end of period	13		12	12	12	5

(A)
Effective April 1, 2007, the number of owned facilities increased to 58 from 55, the number of skilled nursing facilities increased to 64 from 61, and the total number of facilities increased to 77 from 74.

Consolidated Balance Sheet Data

	Successor
	As of March 31, 2007
	Actual	Pro Forma(4)
	(In thousands)

Cash and cash equivalents	$378	$378
Working capital	40,767	40,767
Property and equipment, net	238,549	262,869
Total assets	881,553	881,553
Total long-term debt, including capital leases and current portion	514,854	413,906
Total stockholders’ equity	245,319	346,267

(1)	Pro forma net income per common share gives effect to the conversion of our class A preferred stock into class B common stock, which will occur concurrently with the completion of this offering. Assuming the completion of this offering on December 31, 2006, and the accretion of dividends on the class A preferred stock through the anticipated completion of this offering on May 21, 2007, and a conversion price of $15.00 (which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus), our class A preferred stock would convert into 16,469,947 shares of our class B common stock. See “— The Offering” for a description of the conversion of our class A preferred stock.

(2)	We define EBITDA as net income before depreciation, amortization and interest expenses (net of interest income and other) and the provision for (benefit from) income taxes. EBITDA margin is EBITDA as a percentage of revenue. We prepare Adjusted EBITDA by adjusting EBITDA (to the extent applicable in the appropriate period) for:

•	discontinued operations, net of tax;

•	the effect of a change in accounting principle, net of tax;

•	the change in fair value of an interest rate hedge;

•	reversal of a charge related to the decertification of a facility;

•	gains or losses on sale of assets;

•	the write-off of deferred financing costs of extinguished debt;

•	reorganization expenses; and

•	fees and expenses related to the Transactions.

We believe that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors regarding our operational performance because they enhance an investor’s overall understanding of the financial performance and prospects for the future of our core business activities. Specifically, we believe that a report of EBITDA and Adjusted EBITDA provide consistency in our financial reporting and provides a basis for the comparison of results of core business operations between our current, past and future periods. EBITDA and Adjusted EBITDA are two of the primary indicators management uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of our business from period-to-period without the effect of U.S. generally accepted accounting principles, or GAAP, expenses, revenues and gains (losses) that are unrelated to the day-to-day performance of our business. We also use EBITDA and Adjusted EBITDA to benchmark the performance of our business against expected results, to analyze year-over-year trends, as described below, and to compare our operating performance to that of our competitors.

Management uses both EBITDA and Adjusted EBITDA to assess the performance of our core business operations, to prepare operating budgets and to measure our performance against those budgets on a corporate, segment and a facility by facility level. We typically use Adjusted EBITDA for these purposes at the corporate level (because the adjustments to EBITDA are not generally allocable to any individual business unit) and we typically use EBITDA to compare the operating performance of each skilled nursing and assisted living facility, as well as to assess the performance of our operating segments: long term care services, which includes the operation of our skilled nursing and assisted living facilities; and ancillary services, which includes our rehabilitation therapy and hospice businesses. EBITDA and Adjusted EBITDA are useful in this regard because they do not include such costs as interest expense, income taxes, depreciation and amortization expense and special charges, which may vary from business unit to business unit and period to period depending upon various factors, including the method used to finance the business, the amount of debt that we have determined to incur, whether a facility is owned or leased, the date of acquisition of a facility or business, the original purchase price of a facility or business unit or the tax law of the state in which a business unit operates. These types of charges are dependent on factors unrelated to our underlying business. As a result, we believe that the use of EBITDA and Adjusted EBITDA provide a meaningful and consistent comparison of our underlying business between periods by eliminating certain items required by GAAP which have little or no significance in our day-to-day operations.

We also make capital allocations to each of our facilities based on expected EBITDA returns and establish compensation programs and bonuses for our executive management and facility level employees that are based upon the achievement of pre-established EBITDA and Adjusted EBITDA targets.

We also use Adjusted EBITDA to determine compliance with our debt covenants and assess our ability to borrow additional funds to finance or expand our operations. The credit agreement governing our first lien term loan uses a measure substantially similar to Adjusted EBITDA as the basis for determining compliance with our financial covenants, specifically our minimum interest coverage ratio and our maximum total leverage ratio, and for determining the interest rate of our first lien term loan. The indenture governing our 11% senior subordinated notes also uses a substantially similar measurement for determining the amount of additional debt we may incur. For example, both our credit facility and the indenture for our 11% senior subordinated notes include adjustments for (i) gain or losses on the sale of assets, (ii) the write-off of deferred financing costs of extinguished debt; (iii) reorganization expenses; and (iv) fees and expenses related to the Transactions. Our non-compliance with these financial covenants could lead to acceleration of amounts under our credit facility. In addition, if we cannot satisfy certain financial covenants under the indenture for our 11% senior subordinated notes, we cannot engage in specified activities, such as incurring additional indebtedness or making certain payments. We are currently in compliance with our debt covenants.

Despite the importance of these measures in analyzing our underlying business, maintaining our financial requirements, designing incentive compensation and for our goal setting both on an aggregate and facility level basis, EBITDA and Adjusted EBITDA are non-GAAP financial measures that have no standardized meaning defined by GAAP. Therefore, our EBITDA and Adjusted EBITDA measures have limitations as analytical tools, and they should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect any income tax payments we may be required to make;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our consolidated statements of cash flows;

•	they do not reflect the impact on net income of charges resulting from certain matters we consider not to be indicative of our on-going operations; and

•	other companies in our industry may calculate these measures differently than we do, which may limit their usefulness as comparative measures.

We compensate for these limitations by using them only to supplement both net income on a basis prepared in conformance with GAAP in order to provide a more complete understanding of the factors and trends affecting our business. We strongly encourage investors to consider net income determined under GAAP as compared to EBITDA and Adjusted EBITDA, and to perform their own analysis, as appropriate.

The following table provides a reconciliation from our net income, which is the most directly comparable financial measure presented in accordance with U.S. generally accepted accounting principles for the periods indicated:

	Three Months Ended March 31,			Year Ended December 31,
	Successor	Pro forma	Successor	Successor	Pro forma	Predecessor	Predecessor
	2007	2007	2006	2006	2006	2005	2004
	(In thousands)

Net income	$4,654	$6,373	$4,102	$17,337	$21,555	$33,938	$16,521
Plus
Provision for (benefit from) income taxes	3,378	4,523	2,601	12,204	15,016	(13,048)	4,421
Depreciation and amortization	3,961	4,106	3,674	13,897	14,895	9,991	8,597
Interest expense, net of interest income	11,765	9,893	10,841	45,090	42,462	26,680	21,581

EBITDA	23,758	24,895	21,218	88,528	93,928	57,561	51,120
Discontinued operations, net of tax(a)	—	—	—	—	—	(14,740)	(2,789)
Cumulative effect of a change in accounting principle, net of tax(b)	—	—	—	—	—	1,628	—
Change in fair value of interest rate hedge(c)	33	33	21	197	197	165	926
Gain on sale of assets(d)	—	—	—	—	—	(980)	—
Write-off of deferred financing costs of extinguished debt(e)	—	—	—	—	—	16,626	7,858
Reorganization expenses(f)	—	—	—	—	—	1,007	1,444
Expenses related to the Transactions(g)	—	—	—	—	—	16,511	—

Adjusted EBITDA	$23,791	$24,928	$21,239	$88,725	$94,125	$77,778	$58,559

Notes

(a)	In March 2005, we sold our California-based institutional pharmacy business and, therefore, the results of operations of our California-based pharmacy business have been classified as discontinued operations. As our pharmacy business has been sold, these amounts are no longer part of our core operating business.

(b)	In 2005, we recorded the cumulative effect of a change in accounting principle as a result of our adoption of Financial Accounting Standards Board or FASB, Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47. In 2003, we recorded the cumulative effect of a change in accounting principle as a result of our adoption of Statement of Financial Accounting Standards, or SFAS, No. 150 Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150, which requires that financial instruments issued in the form of shares that are mandatorily redeemable be classified as liabilities. While these items are required under GAAP, they are not reflective of the operating income and losses of our underlying business.

(c)	Changes in fair value of an interest rate hedge are unrelated to our core operating activities and we believe that adjusting for these amounts allows us to focus on actual operating costs at our facilities.

(d)	While gains or losses on sales of assets are required under GAAP, these amounts are also not reflective of income and losses of our underlying business.

(e)	Reflects deferred financing costs that were expensed in connection with the prepayment of previously outstanding debt, and deferred financing costs that were expensed upon prepayment of our second lien senior secured term loan in connection with the Transactions. Write-offs for deferred financing costs are the result of distinct capital structure decisions made by our management and are unrelated to our day-to-day operations.

(f)	Represents expenses incurred in connection with our Chapter 11 reorganization. We believe that reorganization expenses will be immaterial in 2007 and, upon acceptance of our final petition by the bankruptcy court, which we expect will occur in 2007, we will no longer incur reorganization expenses. As a result, we do not believe that these expenses are reflective of the performance of our core operating business.

(g)	Represents (1) $0.2 million in fees paid by us in connection with the Transactions for valuation services and an acquisition audit; (2) our forgiveness in connection with the completion of the Transactions of a $2.5 million note issued to us in March 1998 by our then-Chairman of the Board, William Scott; (3) a $4.8 million bonus award expense incurred in December 2005 upon the completion of the Transactions pursuant to trigger event cash bonus agreements between us and our Chief Financial Officer, John King, and our Executive Vice President and President Ancillary Subsidiaries, Mark Wortley, in order to compensate them similarly to the economic benefit received by other executive officers who had previously purchased restricted stock; and (4) non-cash stock compensation charges of $9.0 million incurred in connection with restricted stock granted to certain of our senior executives. As these expenses relate solely to the Transactions, we do not expect to incur these types of expenses in the future.

(3)	For a definition of Quality Mix and Skilled Mix, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators.”

(4)	The pro forma consolidated balance sheet data reflect (a) the sale of shares of class A common stock in this offering at an assumed initial public offering price per share of $15.00, the mid-point of the range shown on the front cover of this prospectus, (b) our receipt of the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $12.4 million payable by us, (c) the application of $81.7 million of the proceeds of this offering to redeem $70.0 million of our outstanding 11% senior subordinated notes and the reduction of the outstanding balance of our first lien revolving credit facility with any remaining proceeds and (d) the acquisition of three skilled nursing facilities in Missouri in April 2007. A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would decrease or increase, respectively, the outstanding principal amount of our first lien revolving credit facility on a pro forma basis and would increase or decrease, respectively, total stockholders’ equity by approximately $7.8 million, and decrease or increase, respectively, total debt by approximately $7.8 million, assuming the number of shares offered by us, as shown on the front cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

We have derived the unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 from our audited historical consolidated financial statements for the year ended December 31, 2006 included in the prospectus. We have derived the unaudited pro forma statement of operations for the three months ended March 31, 2007 and the unaudited pro forma balance sheet as of March 31, 2007 from our unaudited historical consolidated financial statements as of and for the three months ended March 31, 2007, included in the prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, our historical financial statements.

The following unaudited pro forma consolidated financial statements are adjusted, as described below, to give pro forma effect to the following transactions, collectively the pro forma adjustments, all of which are deemed to have occurred simultaneously:

•	the acquisition of three skilled nursing facilities in Missouri in April 2007 for $30.1 million, including acquisition costs of $0.1 million, or the “April Acquisition”;

•	the acquisition of two skilled nursing facilities and one skilled nursing and residential care facility in Missouri in March 2006 for an aggregate purchase price of $31.0 million, or the “Missouri Acquisitions”;

•	the acquisition of a leasehold interest in a skilled nursing facility in Nevada in June 2006 for $2.7 million and the acquisition of a skilled nursing facility in Missouri in December 2006 for $8.5 million or collectively with the April Acquisition, the “Other Acquisitions,” and together with the Missouri Acquisitions, the “Acquisitions”; and

•	the adjustments for this offering and the use of proceeds therefrom, or the “Offering,” including:

•	our issuance of 8,333,333 shares of our class A common stock at a price of $15.00 per share, which is the mid-point of the range shown on the front cover page of the prospectus;

•	the conversion of our class A preferred stock into 16,469,947 shares of our class B common stock;

•	our receipt of the net proceeds from this offering of approximately $112.7 million after deducting underwriting discounts and commissions and estimated offering expenses of approximately $12.4 million payable by us;

•	our redemption of $70.0 million in aggregate principal amount of our 11% senior subordinated notes for an aggregate redemption price, including accrued interest, of approximately $81.7 million; and

•	our use of all remaining net proceeds to reduce the outstanding principal amount of our first lien term loan.

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2007 gives effect to this offering and the April Acquisition as if they had occurred on January 1, 2006. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 gives effect to the Acquisitions and this Offering as if they had occurred on January 1, 2006. The unaudited pro forma consolidated balance sheet as of March 31, 2007 gives effect to this Offering and the April Acquisition as if they had occurred on March 31, 2007.

We present the unaudited pro forma consolidated financial statements for informational purposes only; they do not purport to represent what our financial position or results of operations would actually have been had the pro forma adjustments in fact occurred on the assumed dates or to project our financial position at any future date or results of operations for any future period. We have based the unaudited pro forma consolidated financial statements on the estimates and assumptions set forth in the notes to these statements that management believes are reasonable. In the opinion of management, all adjustments have been made that are necessary to present fairly the unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2007

			Adjustments
			for the April	Adjustments for
	Historical		Acquisition (B)	this Offering		Pro Forma
	(In thousands, except share and per share values)

ASSETS:
Current assets:
Cash and cash equivalents	$378		—	$—		$378
Accounts receivable, net	88,468		—	—		88,468
Other current assets	28,158		—	—		28,158

Total current assets	117,004		—	—		117,004
Property and equipment, net	238,549		24,320	—		262,869
Goodwill	412,894		5,829	—		418,723
Intangible assets, net	33,378		—	—		33,378
Other assets	79,728		(30,149)	—		49,579

Total assets	$881,553		$—	$—		$881,553

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable and accrued liabilities	$50,547		$—	$—		$50,547
Other current liabilities	22,505		—	—		22,505
Current portion of long-term debt and capital leases	3,185		—	—		3,185

Total current liabilities	76,237		—	—		76,237
Long-term liabilities:
Long-term debt and capital leases, less current portion	511,669	(A)(D)	—	(100,948)		410,721
Other liabilities	48,328		—	—		48,328

Total liabilities	636,234		—	(100,948)		535,286
Stockholders’ equity:
Preferred stock, 50,000 shares authorized with 25,000 Class A convertible shares and 25,000 Class B shares
Class A, $0.001 par value; 22,312 shares, issued and outstanding actual, liquidation preference of $23,424 at March 31, 2007; no shares outstanding pro forma	23,424		—	(23,424)		—
Class B, $0.001 par value; no shares issued and outstanding at March 31, 2007 actual or pro forma	—		—	—		—
Preferred stock, $0.001 par value;
Authorized — 25,000,000 shares
Issued and outstanding — no shares at March 31, 2007 actual and pro forma	—		—	—		—
Common stock, $0.001 par value; Authorized — 25,350,000 Issued and outstanding — 12,636,079 shares at March 31, 2007 actual; no shares pro forma	13		—	(13)		—
Class A common stock, $0.001 par value;
Authorized — 175,000,000 shares
Issued and outstanding — no shares at March 31, 2007 actual; 16,666,666 shares pro forma	—		—	17		17
Class B common stock, $0.001 par value;
Authorized — 30,000,000 shares;
Issued and outstanding — no shares at March 31, 2007 actual; 20,754,661 shares pro forma	—		—	21		21
Additional paid-in capital	221,882			124,347		346,229
Retained earnings	—		—	—		—

Total stockholders’ equity	245,319		—	100,948	(C)	346,267

Total liabilities and stockholders’ equity	$881,553		$—	$—		$881,553

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(A)	The following table sets forth the anticipated uses of the estimated $125.0 million of gross proceeds to us from this offering (in thousands):

Redemption of 11% senior subordinated notes(1)	$70,000
Additional redemption price relating to 11% senior subordinated notes	7,700
Accrued interest on 11% Senior subordinated notes	4,002
Repayment of amounts outstanding under first lien revolving credit facility	30,948
Underwriting discounts and estimated transaction fees and expenses	12,350

Total	$125,000

(1)	The 11% senior subordinated notes were issued at a 0.7% discount to face value of $200 million. As of March 31, 2007, the 11% senior subordinated notes were recorded on our balance sheet at $198.9 million, net of $1.1 million of unamortized original issue discount.

(B)	Adjustments reflect the assets acquired in connection with the April Acquisition.

(C)	Adjustments to stockholders’ equity reflect the following (in thousands):

Gross proceeds to us from the offering of class A common stock	$125,000
Underwriting discounts and estimated transaction expenses	(12,350)
Additional redemption price related to 11% senior subordinated notes	(7,700)
Accrued interest on 11% Senior subordinated notes	(4,002)

Total	$100,948

(D)	Our historical balance at March 31, 2007 includes $30.1 million in draw downs on our revolving credit facility to purchase the facilities acquired in the April Acquisition. The cash used to consummate the April Acquisition was held in escrow and included in noncurrent other assets on our balance sheet until the closing of the April Acquisition.

Unaudited Pro Forma Consolidated Statement of Operations
for the Three Months Ended March 31, 2007

		Adjustments
		for the	Adjustments
		April	for this
	Historical	Acquisition(A)	Offering		Pro Forma
	(In thousands, except share and per share values)

Revenue	$144,655	$5,052	$—		$149,707
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	107,213	3,915	—		111,128
Rent cost of sales	2,694	—	—		2,694
General and administrative	11,497	—	—		11,497
Depreciation and amortization	3,961	145	—		4,106

	125,365	4,060	—		129,425

Other income (expenses):
Interest expense	(12,092)	(656)	2,528	(B)	(10,220)
Interest income and other	327	—	—		327
Change in fair value of interest rate hedge	(33)	—	—		(33)
Equity in earnings of joint venture	540	—	—		540

Total other income (expenses), net	(11,258)	(656)	2,528		(9,386)
Income from continuing operations before income taxes	8,032	336	2,528		10,896
Provision for income taxes	3,378	134	1,011		4,523

Income from continuing operations	$4,654	$202	$1,517		$6,373

Income from continuing operations per common share, basic	$0.39				$0.22
Income from continuing operations per common share, diluted	$0.37				$0.22
Weighted average common shares outstanding, basic	11,959,116		16,469,947		28,429,063
Weighted average common shares outstanding, diluted	12,620,244		16,469,947		29,090,191

Notes to Pro Forma Consolidated Statement of Operations
for the Three Months Ended March 31, 2007.

(A)	These adjustments reflect the operating income and expenses of the facilities acquired in the April Acquisition for the period presented, including interest expense on borrowing incurred to finance the acquisition.

(B)	The pro forma adjustment to interest expense reflects the decrease of interest expense as a result of the use of net proceeds from this offering of approximately $112.7 million to repay certain existing indebtedness. The components to this adjustment to interest expense, net are as follows:

Three Months
Ended
March 31, 2007

Reduction in estimated interest expense in connection with borrowings under the first lien revolving credit facility	$603
Reduction in interest expense incurred in connection with the 11% senior subordinated notes	1,925

Total	$2,528

Unaudited Pro Forma Consolidated Statement of Operations
for the Year Ended December 31, 2006

		Adjustments	Adjustments
		for the	for the	Adjustments
		Missouri	Other	for this
	Historical	Acquisitions(A)	Acquisitions(B)	Offering		Pro Forma
	(In thousands, except share and per share values)

Revenue	$531,657	$3,716	$28,651	$—		$564,024
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	394,936	2,921	23,424	—		421,281
Rent cost of sales	10,027	—	365	—		10,392
General and administrative	39,872	257	—	—		40,129
Depreciation and amortization	13,897	139	859	—		14,895

	458,732	3,317	24,648	—		486,697

Other income (expenses):
Interest expense	(46,286)	(98)	(2,894)	5,620	(C)	(43,658)
Interest income and other	1,196	—	—	—		1,196
Change in fair value of interest rate hedge	(197)	—	—	—		(197)
Equity in earnings of joint venture	1,903	—	—	—		1,903

Total other income (expenses), net	(43,384)	(98)	(2,894)	5,620		(40,756)
Income from continuing operations before income taxes	29,541	301	1,109	5,620		36,571
Provision for income taxes	12,204	120	444	2,248		15,016

Income from continuing operations	$17,337	$181	$665	$3,372		$21,555

Income from continuing operations per common share, basic	$1.49					$0.77
Income from continuing operations per common share, diluted	$1.46					$0.76
Weighted average common shares outstanding, basic	11,638,185			16,469,947		28,108,132
Weighted average common shares outstanding, diluted	11,849,097			16,469,947		28,319,044

Notes to Pro Forma Consolidated Statement of Operations
for the Year Ended December 31, 2006.

(A)	These adjustments reflect the operating income and expenses of the facilities acquired in the Missouri Acquisitions for the period presented.

(B)	These adjustments reflect the operating income and expenses of the facilities acquired in the Other Acquisitions for the period presented, including interest expense on borrowing incurred to finance the acquisition.

(C)	The pro forma adjustment to interest expense reflects the decrease of interest expense as a result of the use of net proceeds from this offering of approximately $112.7 million to repay certain existing indebtedness. The components to this adjustment to interest expense, net are as follows:

Year Ended
December 31, 2006

Reduction in estimated interest expense and fees in connection with borrowings under the first lien revolving credit facility	$1,694
Reduction in interest expense and amortization of original issue discount incurred in connection with the 11% senior subordinated notes	3,926

Total	$5,620

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed the prospectus. As used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, the words, “we”, “our” and “us” refer to Skilled Healthcare Group, Inc. and its consolidated subsidiaries. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes included in this report.

Business Overview

We are a provider of integrated long-term healthcare services through our skilled nursing facilities and rehabilitation therapy business. We also provide other related healthcare services, including assisted living care and hospice care. We focus on providing high-quality care to our patients and we have a strong reputation for treating patients who require a high level of skilled nursing care and extensive rehabilitation therapy, whom we refer to as high-acuity patients. As of April 1, 2007, we owned or leased 64 skilled nursing facilities and 13 assisted living facilities, together comprising approximately 8,900 licensed beds. We currently own approximately 75% of our facilities, which are located in California, Texas, Kansas, Missouri and Nevada and are generally clustered in large urban or suburban markets. For the first three months of 2007 and the year ended December 31, 2006, our skilled nursing facilities, including our integrated rehabilitation therapy services at these facilities, generated approximately 84.4% and 85.5%, respectively, of our revenue, with the remainder generated by our other related healthcare services.

In the first three months of 2007 and the year ended December 31, 2006, our revenue was $144.7 million and $531.7 million, respectively. To increase our revenue we focus on improving our skilled mix, which is the percentage of our patient population that is eligible to receive Medicare and managed care reimbursements. Medicare and managed care payors typically provide higher reimbursement than other payors because patients in these programs typically require a greater level of care and service. We have increased our skilled mix from 20.6% for 2004 to 25.3% for the first three months of 2007. Our high skilled mix also results in a high quality mix, which is our percentage of non-Medicaid revenues. We have increased our quality mix from 61.4% in 2004 to 70.5% for the first three months of 2007. In the first three months of 2007, our net income was $4.7 million, our EBITDA was $23.8 million and our Adjusted EBITDA was $23.8 million. In 2006, our net income was $17.3 million, our EBITDA was $88.5 million and our Adjusted EBITDA was $88.7 million. We define EBITDA and Adjusted EBITDA, provide a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) (the most directly comparable financial measure presented in accordance with GAAP), and discuss our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA in footnote 2 to “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial Data” in the prospectus.

We operate our business in two reportable operating segments: long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of our business, and ancillary services, which include our rehabilitation therapy and hospice businesses. The “other” category includes general and administrative items and eliminations.

Historical Overview

The Transactions

In December 2005, Onex, certain members of our management and Baylor Health Care System, together the rollover investors, and other associates and affiliates of Onex purchased our business in a merger for

$645.7 million. Onex, its affiliates and associates, and the rollover investors funded the purchase price, related transaction costs and an increase of cash on our balance sheet with equity contributions of approximately $222.9 million, the issuance and sale of $200.0 million principal amount of our 11% senior subordinated notes and the incurrence and assumption of $259.4 million in term loan debt. Immediately after the merger, Onex and its affiliates and associates, on the one hand, and the rollover investors, on the other hand, held approximately 95% and 5%, respectively, of our outstanding capital stock, not including restricted stock issued to management at the time of the Transactions.

As a result of the merger, our assets and liabilities were adjusted to their estimated fair value as of the closing of the merger. The excess of total purchase price over the fair value of our tangible and identifiable intangible assets was allocated to goodwill in the amount of approximately $396.0 million, which is subject to an annual impairment test. We refer to the transactions contemplated by the merger agreement, the equity contributions, the financings and use of proceeds of the financings, collectively, as the “Transactions.” We describe the Transactions in greater detail under “Certain Relationships and Related Party Transactions — The Transactions” in the prospectus.

Acquisitions, Divestitures and Development Activities

From the beginning of 2004 through December 31, 2006, we have acquired the real estate or a leasehold interest or entered into long-term leases for 22 skilled nursing and assisted living facilities across four states. During this time period, we also sold one skilled nursing facility and one assisted living facility.

In 2004, we entered into a capital lease with a purchase option for a skilled nursing facility in Fullerton, California with 59 beds, along with an operating lease for a new 190 bed skilled nursing facility in Summerlin, Nevada, near Las Vegas, Nevada. In December 2004, we acquired seven skilled nursing facilities and eight assisted living facilities in Kansas, which we refer to as the Vintage Park group of facilities, for $42.0 million in cash, our largest acquisition to date, and assumed operation of these facilities on January 1, 2005. As of December 31, 2006, the Vintage Park group of facilities had 838 licensed beds.

In 2005, we sold an assisted living facility in California with 230 licensed beds and a skilled nursing facility in Texas with 119 licensed beds, for an aggregate sales price of $4.6 million in cash.

On March 1, 2006, we purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31.0 million in cash; on June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash and on December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash. These facilities added approximately 666 beds to our operations.

On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds.

In March of 2007 we completed construction on an assisted living facility in Ottawa, Kansas for a total cost of approximately $2.8 million. This facility added 47 beds to our operations.

On April 1, 2007, we purchased the owned real property, tangible assets, intellectual property and related rights and licenses of three skilled nursing facilities located in Missouri for $30.1 million in cash. We also assumed certain liabilities under associated operating contracts. The transaction added approximately 426 beds and 24 unlicensed apartments to our operations. The acquisition was financed by draw downs of $30.1 million on our revolving credit facility.

New Facilities Under Development

We are currently developing three skilled nursing facilities in the Dallas/Fort Worth greater metropolitan area. We expect the total costs for development to be between $38 million and $43 million and that all of the facilities will be completed by April 2009. Upon completion we expect these facilities to add in aggregate approximately 360 to 410 beds to our operations.

We are also developing an assisted living facility in the greater Kansas City area. We estimate that the costs for this project will be approximately $4.4 million. We expect this facility to be completed in September 2008 and to add approximately 40 to 50 new beds to our operations.

Discontinued Operations

On March 31, 2005, we completed the disposition of our California pharmacy business, which comprised two institutional pharmacies in southern California, in a sale to Kindred Pharmacy Services for approximately $31.5 million in cash. We continue to hold our joint venture interest in an institutional pharmacy in Austin, Texas. Our consolidated statements of operations reflect our California pharmacy business, which we sold in March 2005, as discontinued operations.

The following table sets forth selected financial data of our discontinued operations.

	Year Ended December 31,
	2005	2004
	(In thousands)

Revenue	$13,109	$50,068
Income from discontinued operations, net of taxes	14,740	2,789

There were no discontinued operations in the three months ended March 31, 2007 and in the year ended December 31, 2006.

Reorganization under Chapter 11

On October 2, 2001, we and 19 of our subsidiaries filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Central District of California, Los Angeles Division, or the bankruptcy court. On November 28, 2001, our remaining three subsidiaries also filed voluntary petitions for protection under Chapter 11. From the date we filed the petition with the bankruptcy court through December 31, 2005, we incurred reorganization expenses totaling approximately $32.5 million. There were no material reorganization expenses in 2006.

Upon emerging from bankruptcy on August 19, 2003, we repaid or restructured all of our indebtedness in full, paying all accrued interest expenses and issuing 5.0% of our common stock to holders of our then outstanding 11 1/4% senior subordinated notes.

The financial difficulties that led to our filing under Chapter 11 were caused by a combination of industry and company specific factors. Effective in 1997, the federal government fundamentally changed the reimbursement system for skilled nursing operators, which had a significant adverse effect on the cash flows of many providers, including ours. Soon thereafter, we also began to experience significant industry-wide increases in our labor costs and professional liability and other insurance costs that adversely affected our operating results.

In late 2000, one of our facilities was temporarily decertified from the Medicare and Medicaid programs for alleged regulatory compliance reasons, causing a significant loss and delay in receipt of revenue at this facility. During this time, we were also subject to an unrelated significant adverse professional liability judgment. These events occurred as the amortization of principal payments on our then outstanding senior debt substantially increased. To preserve resources for our operations, we discontinued amortization payments on our senior debt and interest payments on our subordinated debt and began to negotiate with our lenders to restructure our balance sheet. Early in the fourth quarter of 2001, before we could reach an agreement with our lenders, the plaintiff in our professional liability litigation placed a lien on our assets, including our cash. With our ability to operate severely restricted, we filed for protection under Chapter 11. We were ultimately able to settle the professional liability claim for an amount that was fully covered by insurance proceeds.

Following our petition for protection under Chapter 11, we and our subsidiaries continued to operate our businesses as debtors-in-possession, subject to the jurisdiction of the bankruptcy court through August 19, 2003. While in bankruptcy we retained a new management team that:

•	emphasized quality of care;

•	recruited experienced facility level management and nursing staff;

•	accelerated revenue growth by improving census and payor mix by focusing on higher acuity patients;

•	managed corporate and facility level operating expenses by streamlining support processes and eliminating redundant costs;

•	expanded our corporate infrastructure by establishing a risk management team, legal department and human resources department; and

•	implemented a new information technology system to provide rapid data delivery for management decision making.

Key Performance Indicators

We manage our business by monitoring certain key performance indicators that affect our revenue and profitability. The most important key performance indicators for our business are:

•	Skilled mix — the number of Medicare and non-Medicaid managed care patient days at our skilled nursing facilities divided by the total number of patient days at our skilled nursing facilities for any given period.

•	EBITDA — net income (loss) before depreciation, amortization and interest expenses and the provision for income taxes. Additionally, Adjusted EBITDA means EBITDA as adjusted for non-core operating items. See footnote 2 to “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial Data” in the prospectus for an explanation of the adjustments and a description of our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA.

•	Average daily rates — revenue per patient per day for Medicare or managed care, Medicaid and private pay and other, calculated as total revenues for Medicare or managed care, Medicaid and private pay and other at our skilled nursing facilities divided by actual patient days for that revenue source for any given period.

•	Quality mix — the amount of non-Medicaid revenue from each of our business units as a percentage of total revenue. In most states, Medicaid is the least attractive payor source, as rates are generally the lowest of all payor types.

•	Occupancy percentage — the average daily ratio during a measurement period of the total number of residents occupying a bed in a skilled nursing facility to the number of available beds in the skilled nursing facility. During any measurement period, the number of licensed beds in a skilled nursing facility that are actually available to us may be less than the actual licensed bed capacity due to, among other things, bed decertifications.

•	Percentage of facilities owned — the number of skilled nursing facilities and assisted living facilities that we own as a percentage of the total number of facilities. We believe that our success is influenced by the level of ownership of the facilities we operate.

•	Average daily number of patients — the total number of patients at our skilled nursing facilities in a period divided by the number of days in that period.

•	Number of facilities and licensed beds — the total number of skilled nursing facilities and assisted living facilities that we own or operate and the total number of licensed beds associated with these facilities.

The following table summarizes our key performance indicators, along with other statistics, for each of the dates or periods indicated (unaudited):

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006		2005		2004

Occupancy statistics (skilled nursing facilities):
Available beds in service at end of period	7,459	7,229	7,467		6,848		6,293 (1)
Available patient days	668,208	627,069	2,637,154		2,529,782		2,282,681
Actual patient days	574,957	545,063	2,270,552		2,155,183		2,012,097
Occupancy percentage	86.0%	86.9%	86.1%		85.2	%(2)	88.1%
Skilled mix	25.3%	24.4%	23.5%		22.4%		20.6%
Percentage of Medicare days in the upper nine RUG categories	37.6%	30.3%	33.0	%(3)	—		—
Average daily number of patients	6,388	6,056	6,221		5,905		5,498
EBITDA(4) (in thousands)	$23,758	$21,218	$88,528		$57,561		$51,120
Adjusted EBITDA(4) (in thousands)	$23,791	$21,239	$88,725		$77,778		$58,559
Revenue per patient day (skilled nursing facilities)
Medicare	$481	$441	$459		$434		$394
Managed care	351	344	348		343		326
Medicaid	126	122	124		117		109
Private and other	151	143	144		134		127
Weighted average for all	212	198	200		187		167
Revenue from:
Medicare	38.2%	36.9%	36.0%		36.3%		35.8%
Managed care and private pay	32.3	31.3	32.0		30.2		25.6

Quality mix	70.5	68.2	68.0		66.5		61.4
Medicaid	29.5	31.8	32.0		33.5		38.6

Total	100%	100%	100%		100%		100%

	As of March 31,			As of December 31,
	2007		2006	2006	2005	2004
Facilities:
Skilled nursing facilities (at end of period):
Owned	44	(5)	42	43	39	33
Leased	17		17	18	17	17

Total skilled nursing facilities	61	(5)	59	61	56	50

Total licensed beds	7,578	(5)	7,326	7,648	6,937	6,736
Assisted living facilities (at end of period):
Owned	11		10	10	10	2
Leased	2		2	2	2	3

Total assisted living facilities	13		12	12	12	5

Total licensed beds	913	(5)	869	794	822	700
Total facilities (at end of period)	74	(5)	71	73	68	55
Percentage owned facilities (at end of period)	74.3	%(5)	73.2%	72.6%	72.1%	63.6%

(1)	Excludes the Vintage Park group of facilities that we acquired on December 31, 2004 and began operations on January 1, 2005, and our Summerlin, Nevada facility for which we acquired an operating lease on September 30, 2004 and that was under construction for the remainder of 2004.

(2)	Occupancy percentage was 86.6% excluding Summerlin, Nevada, which was in start-up phase in 2005.

(3)	As of January 1, 2006, the resource utilization group, or RUG, categories were expanded from 44 to 53. This measures the percentage of our Medicare days that were generated by patients for whom we are reimbursed under one of the nine highest paying RUG categories.

(4)	EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. We define EBITDA as net income before depreciation, amortization and interest expenses (net of interest income and other) and the provision for (benefit from) income taxes. See footnote 2 to “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial Data” in the prospectus for a description of our use of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA. See footnote 2 to “Selected Historical Consolidated Financial Data” in the prospectus for a reconciliation to net income, which is the most directly comparable financial measure presented in accordance with GAAP.

(5)	Effective April 1, 2007, the number of owned skilled nursing facilities increased to 47 from 44, the total number of skilled nursing facilities increased to 64 from 61, the total number of skilled nursing facility beds increased to 7,986 from 7,578, the total number of assisted living beds increased to 931 from 913, the total number of facilities increased to 77 from 74 and the percentage owned facilities increased to 75.3% from 74.3%.

Revenue

Revenue by Service Offering

In our long-term care services segment we derive the majority of our revenue by providing skilled nursing care and integrated rehabilitation therapy services to residents in our network of skilled nursing facilities. In our ancillary services segment we derive revenue by providing related healthcare services, including our rehabilitation therapy services provided to third-party facilities and hospice care. The following table shows the percentage of our total revenue generated by each of these segments for the periods presented:

	Percentage Total Revenue
			Year Ended
	Three months Ended March 31,		December 31,
	2007	2006	2006	2005	2004
	(Unaudited)		(Unaudited)

Long-term care services segment:
Skilled nursing facilities	84.4%	86.2%	85.5%	86.8%	90.8%
Assisted living facilities	2.7	3.0	2.9	3.5	2.0

Total long-term care services segment	87.1	89.2	88.4	90.3	92.8
Ancillary services segment:
Third-party rehabilitation therapy services	11.7	10.1	10.6	9.2	7.1
Hospice	1.1	0.7	0.9	0.4	—

Total ancillary services segment	12.8	10.8	11.5	9.6	7.1
Other:	0.1	—	0.1	0.1	0.1

Total	100%	100%	100%	100%	100%

Although our total revenue derived from skilled nursing facilities generally continues to increase, the percentage of total revenue that is derived from skilled nursing facilities has declined as revenue growth in our ancillary services segment has occurred at a faster rate. We expect this trend to continue in the near-term as we continue to enhance and expand our offerings in our ancillary services segment.

Sources of Revenue

Long-term care services segment

Skilled Nursing Facilities.  Within our skilled nursing facilities, we generate our revenue from Medicare, Medicaid, managed care providers, insurers, private pay and other sources. We believe that our skilled mix is an important indicator of our success in attracting high-acuity patients because it represents the percentage of our patients who are reimbursed by Medicare and managed care payors, for whom we receive the most favorable reimbursement rates. Medicare and managed care payors typically do not provide reimbursement for custodial care, which is a basic level of healthcare.

The following table sets forth our Medicare, managed care, private pay/other and Medicaid patient days for our skilled nursing facilities as a percentage of total patient days for our skilled nursing facilities and the level of skilled mix for our skilled nursing facilities:

	Percentage Skilled Nursing Patient Days
	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)		(Unaudited)

Medicare	19.5%	19.0%	18.0%	17.8%	16.8%
Managed care	5.8	5.4	5.5	4.6	3.8

Skilled mix	25.3	24.4	23.5	22.4	20.6
Private and other	16.2	16.2	16.6	16.2	14.0
Medicaid	58.5	59.4	59.9	61.4	65.4

Total	100.0%	100.0%	100%	100%	100%

Assisted Living Facilities.  Within our assisted living facilities, we generate our revenue primarily from private pay sources, with a small portion earned from Medicaid or other state specific programs.

Ancillary services segment

Rehabilitation Therapy.  As of March 31, 2007, we provided rehabilitation therapy services to a total of 177 facilities, 61 of which were our facilities and 116 of which were unaffiliated facilities. Rehabilitation therapy revenue derived from servicing our own facilities is included in our revenue from skilled nursing facilities. Our rehabilitation therapy business receives payment for services from skilled nursing facilities based on negotiated patient per diem rates or a negotiated fee schedule based on the type of service rendered.

Hospice.  We established our hospice business in 2004. We derive substantially all of the revenue from our hospice business from Medicare reimbursement for hospice services.

Regulatory and other Governmental Actions Affecting Revenue

We derive a substantial portion of our revenue from the Medicare and Medicaid programs. For the three months ended March 31, 2007, we derived approximately 38.2% and 29.5% of our total revenue from the Medicare and Medicaid programs, respectively, and for the year ended December 31, 2006, we derived approximately 36.0% and 32.0% of our total revenue from the Medicare and Medicaid programs, respectively. In addition, our rehabilitation therapy services, for which we receive payment from private payors, are significantly dependent of Medicare and Medicaid funding, as those private payors are often reimbursed by these programs.

Medicare.  Medicare is an exclusively federal program that primarily provides healthcare benefits to beneficiaries who are 65 years of age or older. It is a broad program of health insurance designed to help the nation’s elderly meet hospital, hospice, home health and other health care costs. Medicare coverage extends to certain persons under age 65 who qualify as disabled and those having end-stage renal disease.

Medicare reimburses our skilled nursing facilities under a prospective payment system, or PPS, for inpatient Medicare Part A covered services. Under the PPS, facilities are paid a predetermined amount per patient, per day, based on the anticipated costs of treating patients. The amount to be paid is determined by classifying each patient into a resource utilization group, or RUG, category that is based upon each patient’s acuity level. As of January 1, 2006, the RUG categories were expanded from 44 to 53, with increased reimbursement rates for treating higher acuity patients. The new rules also implemented a market basket increase that increased rates by 3.1% for fiscal year 2006. At the same time, Congress terminated certain temporary add on payments that were added in 1999 and 2000 as the nursing home industry came under financial pressure from prior Medicare cuts. Therefore, while Medicare payments to skilled nursing facilities were reduced by an estimated $1.02 billion because of the expiration of the temporary payment add-ons, this reduction was more than offset by a $510 million increase in payments resulting from the refined classification system and a $530 million increase resulting from updates to the payment rates in connection with the market basket index. While the fiscal year 2006 Medicare skilled nursing facility payment rates did not decrease payments to skilled nursing facilities, the loss of revenue associated with future changes in skilled nursing facility payments could, in the future, have an adverse impact on our financial condition or results of operation.

On February 8, 2006, the president signed into law the Deficit Reduction Act of 2005, or DRA, which is expected to reduce Medicare and Medicaid payments to skilled nursing facilities by $100.0 million over five years, (federal fiscal years 2006 to 2010). Under previously enacted federal law, caps on annual reimbursements for rehabilitation therapy became effective on January 1, 2006. The DRA directed the Centers for Medicare and Medicaid Services, or CMS, to create a process to allow exceptions to the therapy caps for certain medically necessary services provided after January 1, 2006 for patients with certain conditions or multiple complexities whose therapy is reimbursed under Medicare Part B. The majority of the residents in our skilled nursing facilities and patients served by our rehabilitation therapy agencies whose therapy is reimbursed under Medicare Part B have qualified for these exceptions. The Tax Relief and Health Care Act of 2006 extended these exceptions through the end of 2007. Unless further extended, these exceptions will expire on December 31, 2007.

On February 5, 2007, the Bush Administration released its fiscal year 2008 budget proposal, with legislative and administrative proposals that would reduce Medicare spending by $5.3 billion in fiscal year 2008 and $75.9 billion over five years. The budget would, among other things, freeze payments in fiscal year 2008 to skilled nursing facilities and reduce payment updates for hospice services. Of these proposals, $4.3 billion for 2008 and $65.6 billion over five years would require legislation to be implemented. Both the DRA and the 2008 budget proposal may result in reduced Medicare funding for skilled nursing facilities and other providers. For 2007, as part of a market basket adjustment implemented for increased cost of living, Medicare payments to skilled nursing facilities increase by an average of 3.1% over prior year rates.

On April 30, 2007 CMS issued a proposed rule that would update 2008 per diem payment rates for skilled nursing facilities by 3.3%, and revise and rebase the skilled nursing facility market basket. The proposed rule would increase aggregate payments to skilled nursing facilities nationwide by approximately $690 million.

While CMS has proposed a market basket increase of 3.3 percent in its proposed rule, the president’s budget recommendation includes a proposal for zero percent update to the skilled nursing facility market basket. To become effective, the proposed rule would require legislation enacted by Congress.

Historically, adjustments to the reimbursement under Medicare have had a significant effect on our revenue. For a discussion of historic adjustments and recent changes to the Medicare program and related reimbursement rates see “Business — Sources of Reimbursement” and “Risk Factors — Risks Related to Our Business and Industry — Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on our revenue, financial condition and results of operations in the prospectus.”

Medicaid.  Medicaid is a state administered medical assistance program for the indigent, operated by the individual states with the financial participation of the federal government. Each state has relatively broad discretion in establishing its Medicaid reimbursement formulas and coverage of service, which must be approved by the federal government in accordance with federal guidelines. All states in which we operate cover long-term care services for individuals who are Medicaid eligible and qualify for institutional care. Medicaid payments are made directly to providers, who must accept the Medicaid reimbursement level as payment in full for services rendered. Rapidly increasing Medicaid spending, combined with slow state revenue growth, has led many states to institute measures aimed at controlling spending growth. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate. In addition, the DRA limited the circumstances under which an individual may become financially eligible for Medicaid and nursing home services paid for by Medicaid. The following summarizes the Medicaid regime in the principal states in which we operate.

•	California. In 2005, under State Assembly Bill 1629, California Medicaid, known as Medi-Cal, switched from a prospective payment system to a prospective cost-based system for free-standing nursing facilities that is facility specific based upon the cost of providing care at that facility. State Assembly Bill 1629 included both a rate increase, as well as a quality assurance fee that is a provider tax. The provider tax is a mechanism for states to obtain additional federal funding for the state’s Medicaid program. State Assembly Bill 1629 also effected a retroactive cost of living adjustment to its existing average reimbursement rate for the 2004/2005 rate year. As a result, we received a $5.8 million retroactive cost of living adjustment in August 2005, which related to services we had provided in 2004 and 2005. State Assembly Bill 1629 is scheduled to expire, with its prospective cost-based system and quality assurance fee becoming inoperative, on July 31, 2008, unless a later enacted statute extends this date.

•	Texas. Texas has a prospective cost based system that is facility specific based upon patient acuity mix for that facility.

•	Kansas/Missouri. The Kansas and Missouri Medicaid reimbursement systems are prospective cost based and are case mix adjusted for resident activity levels.

•	Nevada. Nevada’s reimbursement system is prospective cost based, adjusted for patient acuity mix and designed to cover all costs except those currently associated with property, return on equity, and certain ancillaries. Property cost is reimbursed at a prospective rate for each facility.

For additional information on the Medicaid program in the states in which we currently operate see “Business — Sources of Reimbursement” in the prospectus.

The U.S. Department of Health and Human Services has established a Medicaid advisory commission charged with recommending ways in which Congress can restructure the program. The commission issued its report on December 29, 2006. The commission’s report included several recommendations that involved giving states greater discretion in the determination of eligibility, formulation of benefit packages, financing, and tying payment for services to quality measures. The commission also recommended to expand home and community-based care for seniors and the disabled.

Primary Expense Components

Cost of Services

Cost of services in our long-term care services segment primarily include salaries and benefits, supplies, purchased services, ancillary expenses such as the cost of pharmacy and therapy services provided to patients and residents, and expenses for general and professional liability insurance and other operating expenses of our skilled nursing and assisted living facilities.

Cost of services in our ancillary services segment primarily include salaries and benefits, supplies, purchased services and expenses for general and professional liability insurances and other operating expenses of our rehabilitation therapy and hospice businesses.

General and Administrative

General and administrative expenses are primarily salaries, bonuses and benefits and purchased services to operate our administrative offices. Also included in general and administrative expenses are expenses related to non-cash stock based compensation and professional fees, including accounting, financial audit and legal fees.

We expect our general and administrative expenses to increase in the future as a result of becoming a public company. Our anticipated additional expenses include:

•	increased salaries, bonuses and benefits necessary to attract and retain qualified accounting professionals as we seek to expand the size and enhance the skills of our accounting and finance staff;

•	increased professional fees as we complete the process of complying with Section 404 of the Sarbanes-Oxley Act, including incurring additional audit fees in connection with our independent registered public accounting firm’s audit of our assessment of our internal controls over financial reporting;

•	increased costs associated with creating and developing an internal audit function, which we have not had historically;

•	increased legal costs associated with reviews of our filings with the Securities and Exchange Commission; and

•	the incurrence of miscellaneous costs, such as exchange fees, investor relations fees, filing expenses, training expenses and increased directors’ and officers’ liability insurance.

We currently estimate that our general and administrative expenses will increase by approximately $1.2 to $1.5 million per year as a result of being a public company. In addition, we estimate that we will have approximately $0.8 to $1.0 million in added general and administrative expenses in 2007, primarily related to the process of complying with Section 404 of the Sarbanes-Oxley Act.

Restricted Stock Issued Prior to the Transactions.  Non-cash stock based compensation primarily relates to grants of our restricted stock. Effective March 8, 2004, we entered into restricted stock and employment agreements with four executive officers, Messrs. Hendrickson, Lynch, Rapp and our former Chief Financial Officer. Pursuant to these agreements we sold 70,661 shares of restricted and non-voting common stock (as governed by our then effective certificate of incorporation) to these executives for a purchase price of $0.05 per share, the then fair market value of the shares. Of these shares, 4,930 shares owned by our former Chief Financial Officer were cancelled in September 2004 upon the termination of his service with us.

These shares of common stock were restricted by certain vesting requirements, our right to repurchase the shares and restrictions on the sale or transfer of such shares. These shares were subject to vesting, among other things, as follows:

•	Subject to the executive’s continuing service with us, the shares would vest in full upon the occurrence of a Trigger Event, which was defined as any asset sale, initial public offering or stock sale (each, a “liquidity event”), providing a terminal equity value of us in excess of $100.0 million. The consummation of the Transactions constituted a valid Trigger Event; and

•	If a Trigger Event had not occurred by the end of the original term of the executive’s employment agreement and such executive was still employed by us, 50% of his shares would vest if he had complied with the confidentiality and non-solicitation obligations in his employment agreement and we had achieved EBITDA in any one fiscal year of over $60.0 million.

We used the intrinsic value method in accordance with the Accounting Principles Board, or APB, Opinion No. 25 Accounting for Stock Issued to Employees, or APB No. 25, to account for non-cash stock-based compensation associated with the restricted stock. Under this method, we did not recognize compensation expense upon the issuance of the restricted stock because the per share purchase price paid by each executive for the restricted shares was equal to the then fair market value per share. We were required to recognize non-cash stock-based compensation expense in the period that the number of shares subject to vesting became probable and determinable, calculated as the difference between the fair value of such shares as estimated by our management at the end of the applicable period and the price paid for such shares by the executive. We amortized the deferred non-cash stock-based compensation over the probable vesting period, beginning with the date of issuance of the restricted stock.

In 2004, we determined that it was probable that 50% of the restricted shares would vest at the end of the original term of each executive’s employment agreement. For 2004, we recorded non-cash stock-based compensation expense totaling $1.2 million, representing the difference between the estimated aggregate market value of our restricted stock as determined by our management on December 31, 2004 and the aggregate price paid for such restricted shares by the executives. We recorded related amortization of non-cash stock-based compensation expense equal to $0.8 million in 2005 and $0.3 million in 2004.

Upon completion of the Transactions, the remainder of the restricted shares fully vested and we recorded $9.0 million of non-cash stock-based compensation expense, determined as the difference between the per share price paid in the merger and $0.05 per share (the per share price paid by the executives), multiplied by the number of restricted shares that were not previously determined to be probable to vest.

Cash Bonus Payments.  In April 2005, we entered into Trigger Event cash bonus agreements with our Chief Financial Officer and our Executive Vice President and President, Ancillary Services, to compensate them similarly to the economic benefit received by our other executive officers that were entitled to receive benefits under their respective restricted stock agreements upon the consummation of certain liquidity events. Subject to each of their continued employment through the closing of a Trigger Event, including the closing of the Transactions, these agreements entitled the officers to a cash bonus on the date of such closing equal to the product of (a) Skilled Healthcare Group’s terminal equity value determined as of the Trigger Event, plus aggregate cash dividends paid by Skilled Healthcare Group prior to such Trigger Event, multiplied by (b) the executive’s then effective ownership percentage. Upon the closing of the Transactions, pursuant to these agreements, our Chief Financial Officer and our Executive Vice President and President, Ancillary Services, received a cash payment of $3.3 million, and $1.1 million, respectively.

Restricted Stock Issued in Connection with or Following the Transactions.  Effective December 27, 2005, we entered into restricted stock agreements with our executive officers, Messrs. Hendrickson, Lynch, King, Rapp and Wortley, under our Restricted Stock Plan, as amended, in connection with each of our executive officers’ employment agreements. We awarded 1,129,924 shares of restricted common stock to these executive officers and 123,585 shares of restricted common stock to other employees. We did not obtain contemporaneous valuations from an unrelated valuation specialist on this date, but determined that the fair market value of each share of restricted common stock granted on December 27, 2005 was $0.20, the same price paid for our common stock by third parties in the Transactions. In January 2006, we sold 5,070 shares of common stock and ten shares of class A preferred stock to a third party at a price of $0.20 per share of common stock and $9,900 per share of class A preferred stock. In March 2006, we issued 35,310 shares of restricted common stock to our Senior Vice President and Chief Compliance Officer, Susan Whittle, in connection with the commencement of her employment with us, and in April 2006, we issued 35,310 shares of restricted common stock to our Senior Vice President, Finance and Chief Accounting Officer, Peter Reynolds, in connection with the commencement of his employment with us. We did not obtain contemporaneous valuations from an unrelated valuation specialist in connection with these grants primarily because of the close proximity in timing of these grants to the Transactions, as well as the sale of common stock in January 2006, and the ability to perform a contemporaneous review of changes in key milestones and performance indicators for this short period. Contemporaneously with these grants, we estimated that the fair value of a share of common stock continued to be $0.20 by reviewing and analyzing key milestones and changes in the performance metrics of our business (including revenue, EBITDA, adjusted EBITDA, occupancy percentage and average daily rates) from January 2006, the last sale of our common stock to a third party, through the date of each grant and changes in our expected future performance over this time period. Based on this review, we estimated that the value of a share of common stock and a share of class A preferred stock had not changed.

The shares of common stock awarded to our officers in December 2005, March 2006 and April 2006 are restricted by certain vesting requirements, our right to repurchase the shares and restrictions on the sale or transfer of such shares. 25% of the restricted shares vested on the day of grant. The remaining shares will vest 25% on each of the subsequent three anniversaries of the date of grant, subject to the employee’s continuing employment with us or any of our subsidiaries. In addition, all restricted shares will vest upon certain change in control transactions. The recognition and measurements of restricted stock expense was accounted for under APB No. 25, prior to January 1, 2006 and under SFAS No. 123 (revised), Share Based Payments, or SFAS No. 123R, subsequent to January 1, 2006. Accordingly, we recorded non-cash stock-based compensation expense equal to 25% of the estimated fair value of the shares granted on the date of grant and record related amortization of non-cash stock-based compensation expense ratably over the vesting period of the shares, unless the vesting is accelerated as described above.

In connection with the issuance of the restricted stock at and immediately following the Transactions, we recorded non-cash stock-based compensation expense of $0.1 million in 2005. The remainder of the $9.9 million non-cash stock-based compensation expense recorded in 2005 resulted from the accelerated vesting of previously issued restricted stock that was cashed out in the Transactions as discussed above. In connection with the grant of shares to our executives in March 2006 and April 2006 the non-cash stock-based compensation expense recorded was inconsequential.

In July 2006 our management determined to explore the possibility of completing a public offering of our common stock. After consulting with the lead underwriters in this offering, we estimated the fair value of our common stock by applying a 15% discount to an estimated equity value of our company, which was determined by reviewing and comparing earnings multiples of publicly-traded companies in our industry.

We determined that a 15% discount was appropriate because:

•	the valuation in a public offering reflected a valuation of freely-tradable common stock to be issued in the offering, whereas our then outstanding securities reflected illiquid ownership in a private company;

•	there is a risk that we will be unable to achieve our projected financial forecasts of operating results and cash flows, which could significantly reduce our equity value; and

•	there is a risk that we might not achieve a liquidity event, such as the completion of this offering or a sale of our company, at all.

On August 30, 2006, we granted an aggregate of 15 shares of preferred stock and 7,605 shares of common stock to certain of our non-employee directors. We did not obtain a contemporaneous valuation from an unrelated valuation specialist in connection with these grants primarily because we had recently completed a valuation of our business in consultation with the underwriters in this offering. We used our determination of the estimated equity value of the company in July 2006, to contemporaneously estimate that the fair market value of a share of common stock on the date of grant was $7.81. The increase in the estimated fair value of the company is considered to be related to overall market increases in the industry and consistent favorable operating performance. We also determined that the fair market value of a share of preferred stock was equal to its liquidation preference of $9,900. The shares granted to our non-employee directors were fully vested upon grant, and we recognized stock compensation expense equal to the full value of the shares as of that date. We accordingly recorded non-cash stock-based compensation expense of $0.2 million in connection with the grant of shares to certain of our non-employee directors.

Since the grant of shares made to non-employee directors in August 2006, we have continued to revise and update our projected financial performance. Based on these increases in our projections and based upon EBITDA multiples implied by trading values of public companies in our industry, we and the underwriters in this offering established the offering price range for this offering.

Based on an expected offering price of $15.00 per common share, which is the midpoint of the range shown on the front cover of the prospectus, the intrinsic value of the restricted stock outstanding as of

March 31, 2007 was $19.9 million, of which $9.8 million was related to vested restricted stock and $10.1 million was related to unvested restricted stock.

Determining the fair value of our stock requires making complex and subjective judgments. There is inherent uncertainty in making these estimates. Although it is reasonable to expect that the completion of this offering will add value to the shares because they will have increased liquidity and marketability, the amount of the additional value cannot be measured with precision or certainty.

Performance Based Incentive Compensation Plan.  Our performance based incentive compensation plan for each of our operating segments provides for cash bonus payments that are intended to reflect the achievement of key operating measures, including quality outcomes, customer satisfaction, cash collections, efficient resource utilization and operating budget goals. We accrue bonus expense based on the ratable achievement of these operating measures.

Depreciation and Amortization

Depreciation and amortization relates to the ratable write-off of assets such as our owned buildings and equipment over their assigned useful lives as a result of wear and tear due to usage. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	15-40 years
Leasehold improvements	Shorter of the lease term or estimated useful life, generally 5-10 years
Furniture and equipment	3-10 years

Rent Cost of Sales

Rent consists of the straight-line recognition of lease amounts payable to third-party owners of skilled nursing facilities and assisted living facilities that we operate but do not own. Rent does not include inter-company rents paid between wholly-owned subsidiaries.

Dividend Accretion on Class A Convertible Preferred Stock

Dividends accrue daily on our class A preferred stock at a rate of 8% per annum on the sum of the original purchase price and the accumulated and unpaid dividends thereon. In the first three months of 2007 and during 2006, dividend accretion on our convertible preferred stock was $4.8 million and $18.4 million, respectively. Upon completion of this offering, our class A preferred stock, plus all accumulated and unpaid dividends thereon, will be converted into shares of our class B common stock.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements and related disclosures requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis we re-evaluate our judgments and estimates, including those related to doubtful accounts, income taxes and loss contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our belief of what could occur in the future considering available information, including assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these policies.

The following represents a summary of our critical accounting policies, defined as those policies that we believe: (a) are the most important to the portrayal of our financial condition and results of operations and

(b) require management’s most subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue recognition

Our revenue is derived primarily from our skilled nursing facilities, which includes our integrated rehabilitation therapy services at these facilities, with the remainder generated by our other related healthcare services. These services consist of our rehabilitation therapy services provided to third-party facilities, assisted living facilities and hospice care. For the first three months of 2007 and during 2006, approximately 67.7% and 68.0%, respectively, of our revenue was received from funds provided under Medicare and state Medicaid assistance programs. We also receive revenue from managed care providers and private pay patients. We record our revenue from these governmental and managed care programs on an accrual basis as services are performed at their estimated net realizable value under these programs. Our revenue from governmental and managed care programs is subject to audit and retroactive adjustment by governmental and third-party agencies. Retroactive adjustments that are likely to result from future audits by third-party payors are accrued on an estimated basis in the period the related services are performed. Consistent with healthcare industry accounting practices, any changes to these governmental revenue estimates are recorded in the period the change or adjustment becomes known based on final settlements. Because of the complexity of the laws and regulations governing Medicare and state Medicaid assistance programs, our estimates may potentially change by a material amount. We record our revenue from private pay patients on an accrual basis as services are performed. If, as of March 31, 2007, we were to experience a decrease of 1% in our revenue estimates, our revenue would decrease by $1.4 million.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from non-payment of patient accounts receivable and third-party billings and notes receivable from customers. In evaluating the collectibility of accounts receivable, we consider a number of factors, including the age of the accounts, changes in collection trends, the composition of patient accounts by payor the status of ongoing disputes with third-party payors and general industry conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Our receivables from Medicare and Medicaid payor programs represent our only significant concentration of credit risk. We do not believe there are significant credit risks associated with these governmental programs. If, at March 31, 2007, we were to recognize an increase of 10% in the allowance for our doubtful accounts, our total current assets would decrease by $0.9 million, or 0.7% with a corresponding statement of operations expense of the same amount.

Patient liability risks

Our professional liability and general liability reserve includes amounts for patient care related claims and incurred but not reported claims. Professional liability and general liability costs for the long-term care industry have become increasingly expensive and difficult to estimate. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we, along with an independent actuary, develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Although we believe that our reserves are adequate, it is possible that this liability will require a material adjustment in the future. For example, an adverse professional liability judgment partially contributed to our predecessor company’s bankruptcy filing under Chapter 11 of the United States Bankruptcy Code in October 2001. If, at March 31, 2007, we were to recognize an increase of 10.0% in the reserve for professional liability and general liability, our total liabilities would be increased by $3.7 million, or 0.6% with a corresponding statement of operations expense of the same amount.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets other than goodwill, primarily consisting of our investments in real estate, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future discounted cash flows of the underlying operations to assess recoverability of the assets. Measurement of the amount of the impairment, if any, may be based on independent appraisals, established market values of comparable assets or estimates of future cash flows expected. The estimates of these future cash flows are based on assumptions and projections believed by management to be reasonable and supportable. They require management’s subjective judgments and take into account assumptions about revenue and expense growth rates. These assumptions may vary by type of long-lived asset. As of March 31, 2007, none of our long-lived assets were impaired.

Goodwill and Intangible Assets

As of March 31, 2007, the carrying value of goodwill and intangible assets was approximately $446.3 million. This goodwill and intangible assets results primarily from the excess of the purchase price over the net identifiable assets in the Transactions. In connection with the Transactions, we recorded goodwill of approximately $396.0 million and recorded other intangible assets of approximately $32.5 million.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. In accordance with SFAS No. 142, Goodwill and other Intangible Assets, or SFAS No. 142, goodwill is not amortized, but instead is subject to impairment tests performed at least annually, or between annual testing upon the occurrence of an event or change in circumstances that would reduce the fair value of a reporting unit below its carrying amount. For goodwill, the test is performed at the reporting unit level as defined by SFAS No. 142 as discussed below. If we find that the carrying value of goodwill is to be impaired, we must reduce the carrying value to fair value. We believe that our determination not to recognize an impairment loss on our long-lived assets and goodwill is a critical accounting estimate because this determination is susceptible to change, dependent upon events that are remote in time and may or may not occur and because recognizing an impairment loss could result in a material reduction of the assets reported on our consolidated balance sheet.

Determination of Reporting Units

We consider the following three businesses to be reporting units for the purpose of testing our goodwill for impairment under SFAS No. 142:

•	long-term care services, which includes our operation of skilled nursing and assisted living facilities and is the most significant portion of our business,

•	rehabilitation therapy, which provides physical, occupational and speech therapy in our facilities and unaffiliated facilities, and

•	hospice care, which was established in 2004 and provides hospice care in Texas and California.

The goodwill that resulted from the Transactions as of December 27, 2005 was allocated to the long-term care services operating segment and the ancillary services operating segment based on the relative fair value of the assets on the date of the Transactions. Within the ancillary services operating segment all of the goodwill was allocated to the rehabilitation therapy reporting unit and no goodwill was allocated to the hospice care reporting unit due to the start-up nature of the business and cumulative net losses before depreciation, amortization, interest expense (net) and provision for (benefit from) income taxes attributable to that segment. In addition, no synergies were expected to arise as a result of the Transactions which might provide a different basis for allocation of goodwill to reporting units.

Goodwill Impairment Testing

We test goodwill for impairment annually on October 1, or sooner if events or changes in circumstances indicate that the carrying amount of its reporting units, including goodwill, may exceed their fair values. As a result of our testing, we did not record any impairment charges in 2006 or 2005. We test goodwill using a present value technique by comparing the present value of estimates of future cash flows of our reporting units to the carrying amounts of the applicable goodwill. We are not aware of any indicators of potential impairment as of March 31, 2007.

Deferred Financing Costs

Deferred financing costs are costs related to fees and expenses associated with our issuances of debt. The deferred financing costs at March 31, 2007 substantially relate to our 11% senior subordinated notes and our first lien secured credit agreement and are being amortized over the maturity period using an effective-interest method for term debt and the straight-line method for first lien revolving credit facility. At March 31, 2007, deferred financing costs, net of amortization, were approximately $15.8 million. In connection with the Transactions, we expensed approximately $2.3 million of deferred financing costs related to our previously outstanding second lien senior secured term loan, which was repaid in connection with the Transactions, and capitalized approximately $11.4 million of fees and expenses related to the Transactions.

Income Taxes

We use the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. We determine deferred tax assets and liabilities at the balance sheet date based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.

Our temporary differences are primarily attributable to purchase accounting, accrued professional liability expenses, asset impairment charges associated with our 2001 write-down of asset values under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Disposed Of, or SFAS No. 121, accelerated tax depreciation, our provision for doubtful accounts and accrued compensatory benefits.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income and available carryback potential and unless we believe that recovery is more likely than not, we establish a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized. We make our judgments regarding deferred tax assets and the associated valuation allowance, based on among other things, expected future reversals of taxable temporary differences, available carryback potential, tax planning strategies and forecasts of future income. We periodically review the adequacy of the valuation allowance and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized.

Significant judgment is required in determining our provision for income taxes. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. While we believe that our tax return positions are supportable, there are certain positions that may not be sustained upon review by tax authorities. At March 31, 2007 and at December 31, 2006, we have provided for $13.5 million and $11.7 million, respectively, of accruals for uncertain tax positions. The current portion of the accrual for uncertain tax positions is recorded as a component of taxes payable and the non-current portion of the accrual for uncertain tax positions is recorded as a component of other long-term liabilities at March 31, 2007. The accrual for uncertain tax positions is recorded as a component of taxes payable at December 31, 2006. While we believe that adequate accruals have been made for such positions, the final resolution of those matters may be materially different than the amounts provided for in our historical income tax provisions and accruals.

In 2001, due to the uncertainty regarding whether our deferred tax assets would be realized, we established a full valuation allowance against our net deferred tax assets. In 2001 and 2003, we incurred net losses and accordingly our net deferred tax assets increased to $32.7 million as of December 31, 2003. Due to our bankruptcy and our financial performance in 2001, 2002 and 2003, we continued to apply a full valuation allowance against our deferred tax assets. We were profitable in 2004 and were able to utilize all of our tax net operating loss carryforwards. As a result, we reduced the valuation allowance against our net deferred tax assets by $6.2 million but maintained a valuation allowance of $26.5 million at December 31, 2004 against our remaining deferred net tax assets. In 2005, due to continuing operating profitability, the gain on the sale of our two California-based institutional pharmacies, available carryback potential and identified tax strategies, we determined that it was more likely than not that we would be able to realize substantially all of our net deferred tax assets. Therefore, during 2005 we offset our income tax expense with a reduction in our valuation allowance of $25.2 million. At December 31, 2006, we retained a valuation allowance for certain state credit carryforwards of $1.3 million.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, or FIN No. 48, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN No. 48, we recorded a $1.5 million increase in goodwill and taxes payable as of January 1, 2007. As of January 1, 2007, the total amount of unrecognized tax benefit is $11.1 million. If reversed, the entire decrease in the unrecognized benefit amount would result in a reduction to the balance of goodwill recorded in connection with the acquisition of us by Onex.

We recognize interest and penalties associated with unrecognized tax benefits in the “Provision for income taxes” line item of the consolidated statements of operations. As of January 1, 2007, we had accrued approximately $2.7 million in interest and penalties, net of approximately $0.6 million of tax benefit, related to unrecognized tax benefits. A substantial portion of the accrued interest and penalties relate to periods prior to the acquisition of us by Onex. If reversed, approximately $2.1 million of the reversal of interest and penalties would result in a reduction to goodwill.

We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states’ jurisdictions. With few exceptions, we are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2002. During the first quarter of 2007, we agreed to an adjustment related to depreciation claimed on our 2003 federal tax return and are awaiting assessment. As a result, we anticipate that there is a reasonable possibility that the amount of unrecognized tax benefits will decrease by $1.8 million due to the settlement of 2003 federal tax depreciation matters during 2007. In addition, due to normal closures of the statue of limitations, we anticipate that there is a reasonable possibility that the amount of unrecognized state tax benefits will decrease by approximately $0.4 million within the next 12 months.

Discontinued Operations

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144, addresses the accounting for and disclosure of long-lived assets to be disposed of by sale. Under SFAS No. 144, when a long-lived asset or group of assets meets defined criteria, the long-lived assets are measured and reported at the lower of their carrying value or fair value less costs to sell, and are classified as held for sale on the consolidated balance sheet. In addition, the related operations of the long-lived assets are reported as discontinued operations in the consolidated statements of operations with all comparable periods reclassified. Our consolidated statements of operations have been reclassified to reflect our California pharmacy business, which we sold in March 2005, as discontinued operations.

Accounting for Conditional Asset Retirement Obligations

We adopted FIN No. 47, effective December 31, 2005 and recorded a liability of $5.0 million, of which $1.6 million was recorded as a cumulative effect of a change in accounting principle, net of tax benefit. Substantially all of the impact of adopting FIN No. 47 relates to estimated costs to remove asbestos that is contained within our facilities.

We have determined that a conditional asset retirement obligation exists for asbestos remediation. Though not a current health hazard in our facilities, upon renovation we may be required to take the appropriate remediation procedures in compliance with state law to remove the asbestos. The removal of asbestos-containing materials includes primarily floor and ceiling tiles from our pre-1980 constructed facilities. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

The determination of the asset retirement obligation is based upon a number of assumptions that incorporate our knowledge of the facilities, the asset life of the floor and ceiling tiles, the estimated timeframes for periodic renovations which would involve floor and ceiling tiles, the current cost for remediation of asbestos and the current technology at hand to accomplish the remediation work. These assumptions to determine the asset retirement obligation may be imprecise or be subject to changes in the future. Any change in the assumptions can impact the value of the determined liability and impact our future earnings. If we were to experience a 5% increase in our estimated future cost of remediation, our recorded liability at March 31, 2007 of $5.1 million would increase by $0.3 million.

Operating Leases

We account for operating leases in accordance with SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases. Accordingly, rent expense under our facilities’ and administrative offices operating leases is recognized on a straight-line basis over the original term of each facility’s and administrative office’s leases, inclusive of predetermined rent escalations or modifications and including any lease renewal options.

Recent Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 addresses differences in the definition of fair value and guidance in applying the definition of fair value in the many accounting pronouncements that require fair value measurements. SFAS No. 157 emphasizes that (1) fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing the asset or liability for sale or transfer and (2) fair value is not entity-specific but based on assumptions that market participants would use in pricing the asset or liability. Finally, SFAS No. 157 establishes a hierarchy of fair value assumptions that distinguishes between independent market participant assumptions and the reporting entity’s own assumptions about market participant assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect that SFAS No. 157 will have a material impact on our consolidated results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not determined whether we will early adopt SFAS No. 159 or choose to measure any eligible financial assets and liabilities at fair value. Management is in the process of evaluating the impact of SFAS No. 159 on us, if any.

Results of Operations

The following table sets forth details of our revenue and earnings as a percentage of total revenue for the periods indicated:

	Three Months Ended		Year Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004

Revenue	100%	100%	100%	100%	100%
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	74.1	73.7	74.3	75.0	75.8
Rent cost of sales	1.9	2.0	1.8	2.1	2.1
General and administrative	8.0	7.6	7.5	9.5	6.8
Depreciation and amortization	2.7	2.9	2.6	2.2	2.3

	86.7	86.2	86.2	88.8	87.0

Other income (expenses):
Interest expense	(8.4)	(9.0)	(8.8)	(6.0)	(6.0)
Interest income and other	0.2	0.3	0.2	0.2	0.2
Change in fair value of interest rate hedge	—	—	—	—	(0.2)
Equity in earnings of joint venture	0.4	0.3	0.4	0.4	0.5
Write-off of deferred financing costs		—		(3.6)	(2.1)
Forgiveness of stockholder loan	—	—	—	(0.5)	—
Reorganization expenses		—		(0.2)	(0.4)
Gain on sale of assets	—	—	—	0.2	—

Total other income (expenses), net	(7.8)	(8.4)	(8.2)	(9.5)	(8.0)

Income before provision for (benefit from) income taxes, discontinued operations and the cumulative effect of a change in accounting principle	5.5	5.4	5.6	1.7	5.0
Provision for (benefit from) income taxes	2.3	2.1	2.3	(2.8)	1.2

Income before discontinued operations and the cumulative effect of a change in accounting principle	3.2	3.3	3.3	4.5	3.8
Income from discontinued operations, net of tax	—	—	—	3.2	0.7
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(0.4)	—

Net income	3.2%	3.3%	3.3%	7.3%	4.5%

EBITDA margin(1)	16.4%	16.9%	16.7%	12.4%	13.8%
Adjusted EBITDA margin(1)	16.4%	17.0%	16.7%	16.8%	15.8%

(1)	See footnote 2 to “Selected Historical Consolidated Financial Data” in the prospectus for a calculation of EBITDA and Adjusted EBITDA and a description of our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenue.  Revenue increased $19.5 million, or 15.6%, to $144.7 million for the three months ended March 31, 2007 from $125.2 million for the three months ended March 31, 2006.

Revenue in our long-term care services segment, comprising skilled nursing and assisted living facilities, increased $14.3 million, or 12.8%, to $126.0 million in the three months ended March 31, 2007 from $111.7 million in the three months ended March 31, 2006. The increase in long-term care services segment revenue resulted from a $14.1 million, or 13.1%, increase in skilled nursing facilities revenue, and a $0.2 million, or 4.9%, increase in assisted living facilities revenue. Of the increase in skilled nursing facilities revenue, $8.2 million resulted from increased reimbursement rates from Medicare, Medicaid, managed care and private pay sources, as well as a higher patient acuity mix and $5.9 million resulted from increased occupancy. Our average daily Medicare rate increased 9.1% to $481 in the three months ended March 31, 2007 from $441 in the three months ended March 31, 2006 as a result of market increases provided under the Medicare program, as well as a shift to higher-acuity Medicare patients. Our average daily Medicaid rate increased 3.3% to $126 in the three months ended March 31, 2007 from $122 in the three months ended March 31, 2006, primarily due to increased Medicaid rates in California and Texas. Our private pay and other rates increased by approximately 5.6% in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. Our managed care rates increased by approximately 2.0% in the three months ended March 31, 2007 compared to the three months ended March 31, 2006. Our skilled mix increased to 25.3% in the three months ended March 31, 2007 from 24.4% for the three months ended March 31, 2006 as we continued marketing our capabilities to referral sources to attract high-acuity patients to our facilities and recent regulatory changes limited the type of patient that can be admitted to certain higher-cost post-acute care facilities. Our average daily number of patients increased by 332, or 5.5%, to 6,388 in the three months ended March 31, 2007, from 6,056 in the three months ended March 31, 2006, due to our acquisition of three healthcare facilities in Missouri on March 1, 2006, one healthcare facility in Nevada acquired on June 16, 2006, and one healthcare facility in Missouri on December 15, 2006. These acquisitions contributed 449 average daily patients, partially offset by a decline in occupancy levels at our existing facilities, primarily in Medicaid.

Revenue in our ancillary services segment increased $5.1 million, or 37.8%, to $18.5 million in the three months ended March 31, 2007, compared to $13.4 million in the three months ended March 31, 2006. The increase in our ancillary services segment revenue resulted from a $4.3 million, or 33.8%, increase in our rehabilitation therapy services revenue and a $0.8 million, or 99.5%, increase in our hospice business revenue. Of the $4.3 million increase in rehabilitation therapy services revenue, $2.3 million resulted from an increase in the number of rehabilitation therapy contracts with third-party facilities and $2.0 million resulted from increased services under existing third-party contracts. Increased services under existing third-party contracts primarily resulted from increases in volume at the facilities and, to a lesser extent, the timing of contract execution during the periods, with some contracts entered into during the first quarter of 2006 being in effect for the full first quarter of 2007.

Cost of Services Expenses.  Our cost of services expenses increased $14.9 million, or 16.1%, to $107.2 million, or 74.1% of revenue, in the three months ended March 31, 2007 from $92.3 million, or 73.7% of revenue, in the three months ended March 31, 2006.

Cost of services expenses for our long-term care services segment increased $11.3 million, or 13.3% to $96.4 million, or 76.5% of revenue, in three months ended March 31, 2007 from $85.1 million, or 76.2% of revenue, in the three months ended March 31, 2006.

The increase in long-term care services segment cost of services expenses resulted from an $11.2 million, or 13.6%, increase in cost of services expenses at our skilled nursing facilities and a $0.1 million, or 4.0% increase in cost of services expenses at our assisted living facilities.

Of the increase in cost of services expenses at our skilled nursing facilities, $5.9 million resulted from operating costs per patient day increasing $12 to $163 in the three months ended March 31, 2007 from $151 in the three months ended March 31, 2006 and $5.3 million resulted from increased occupancy. The $5.9 million increase in operating costs as a result of increased operating costs per patient day primarily resulted from increased labor costs of $2.3 million, due to an average hourly rate increase of 4.9% and increased staffing, primarily in the nursing area, to respond to increased acuity levels, an increase in ancillary expenses such as pharmacy and therapy costs due to an increase in the mix of higher acuity patients of $2.6 million and increases in other expenses, such as supplies, food, taxes and licenses, insurance and utilities of $1.0 million, due to increased purchasing costs. The increase in occupancy resulted in increased operating costs of $5.3 million, in which the average daily number of patients increased by 332 to 6,388 in the three months ended March 31, 2007 from 6,056 in the three months ended March 31, 2006, due to our 2006 acquisitions of four healthcare facilities in Missouri and one healthcare facility in Nevada that contributed 449 average daily patients, partially offset by a decline in occupancy levels at our other existing facilities, primarily in Medicaid.

Cost of services expenses in our ancillary services segment, prior to any intercompany eliminations, increased $5.6 million, or 28.6%, to $25.2 million, or 76.5% of revenue, from both internal and external customers, in the three months ended March 31, 2007 from $19.6 million, or 75.8% of revenue, from both internal and external customers, in the three months ended March 31, 2006. The increase in ancillary services segment cost of services expenses resulted from a $4.9 million, or 26.1%, increase in cost of services expenses related to our rehabilitation therapy services business to $23.7 million, or 75.6% of revenue, from both internal and external customers, in the three months ended March 31, 2007 from $18.8 million, or 74.9% of revenue, from both internal and external customers, in the three months ended March 31, 2006, and a $0.7 million, or 87.5%, increase in cost of services expenses related to our hospice business. The increase in cost of services expenses in our rehabilitation therapy services business primarily resulted from the increased activity under third-party rehabilitation therapy contracts discussed above. The increase in hospice operating costs is related to the increase in hospice revenue of 99.5%.

Rent Cost of Sales.  Rent cost of sales increased by $0.2 million, or 9.9%, to $2.7 million in the three months ended March 31, 2007 from $2.5 million in the three months ended March 31, 2006. This increase was primarily caused by the June 2006 acquisition of a leased healthcare facility in Nevada, partially offset by the February 2007 acquisition of a previously leased facility.

General and Administrative Services Expenses.  Our general and administrative services expenses increased $1.9 million, or 20.2%, to $11.5 million, or 8.0% of revenue, in the three months ended March 31, 2007 from $9.6 million, or 7.6% of revenue, in the three months ended March 31, 2006. The increase in our general and administrative expenses resulted from increased compensation and benefits of $1.3 million as we added corporate administrative service personnel. Professional fees also increased $0.9 million in 2007, primarily in the areas of accounting and audit services and legal fees incurred in preparation of becoming a public reporting company. Other expenses decreased $0.3 million.

Depreciation and Amortization.  Depreciation and amortization increased by $0.3 million, or 7.8%, to $4.0 million in the three months ended March 31, 2007 from $3.7 million in the three months ended March 31, 2006. This increase primarily resulted from increased depreciation related to our March and December 2006 acquisitions of four healthcare facilities in Missouri and one healthcare facility in Nevada in June 2006.

Interest Expense, net of interest income and other.  Interest expense, net of interest income and other, increased by $1.0 million, or 8.5%, to $11.8 million in the three months ended March 31, 2007 from $10.8 million in the three months ended March 31, 2006. The increase in our interest expense was due to the average debt for the three months ended March 31, 2007 increasing by $15.2 million to $478.2 million from $463.0 million for the three months ended March 31, 2006 and the average interest rate on our debt increased to 9.2% for the three months ended March 31, 2007 from 8.9% for the year ago period. Debt increased primarily as a result of borrowings made to fund acquisitions. The increase in the average interest rate was the result of an increase in the interest rate on our term and revolving debt, which is adjustable rate debt. The increase in average debt outstanding resulted in an increase in interest expense of $0.5 million and the increase in average interest rate resulted in an increase in interest expense of $0.4 million for the three months ended March 31, 2007 as compared to the year ago period. The balance of the increase is the result of penalty interest on the 2014 Notes for the notes not being publicly registered.

Provision for Income Taxes.  Provision for income taxes for the three months ended March 31, 2007 was $3.4 million, or 42.1% of earnings before income tax, an increase of $0.8 million from taxes of $2.6 million, or 38.8% of earnings before income tax, for the three months ended March 31, 2006. The increase in our tax rate was primarily the result of recording interest expense on our tax contingency reserves incurred for the three months ended March 31, 2007 in accordance with FIN 48.

EBITDA.  EBITDA increased by $2.6 million, or 12.0%, to $23.8 million in the three months ended March 31, 2007 from $21.2 million in the three months ended March 31, 2006. The $2.6 million increase was primarily related to the $19.5 million increase in revenue discussed above, offset by the $14.9 million increase in cost of services expenses discussed above, the $0.3 million increase in rent cost of sales discussed above, the $1.9 million increase in general and administrative services expenses discussed above, as well as a $0.2 million decrease in other items.

EBITDA for our long-term care services segment increased by $2.2 million, or 11.9%, to $20.7 million in the three months ended March 31, 2007 from $18.5 million in the three months ended March 31, 2006. The $2.2 million increase was primarily related to the $14.3 million increase in revenue in our long-term care services segment discussed above, offset by the $11.3 million increase in cost of services in our long-term care services segment expenses discussed above, and an increase in rent cost of sales of $0.8 million, primarily due to additional facilities.

EBITDA for our ancillary services segment increased by $1.1 million, or 26.7%, to $5.1 million in the three months ended March 31, 2007 from $4.0 million in the three months ended March 31, 2006. The $1.1 million increase was primarily related to the $5.1 million increase in our ancillary services segment revenue discussed above, as well as a $2.6 million increase in intercompany revenue, primarily related to an increase in the volume of rehabilitation therapy services provided to our skilled nursing facilities, offset by the $5.6 million increase in cost of services in our ancillary services segment expenses discussed above, and a $1.0 million increase in general and administrative services expenses.

Net Income.  Net income increased by approximately $0.6 million, or 13.5%, to $4.7 million for the three months ended March 31, 2007 from $4.1 million for the three months ended March 31, 2006. The $0.6 million increase was related to the $2.6 million increase in EBITDA discussed above, offset by the $1.0 million increase in interest expense, net of interest income, discussed above, the increase in provision for income taxes of $0.8 million discussed above and the increase in depreciation and amortization of $0.3 million discussed above. The most material factors that contributed to the fact that net income was relatively unchanged in the three months ended March 31, 2007 compared to the three months ended March 31, 2006 were the increases in EBITDA, partially offset by the increases in interest expense, net of interest income and provision for income taxes.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue.  Revenue increased $68.9 million, or 14.9%, to $531.7 million in 2006 from $462.8 million in 2005.

Revenue in our long-term care services segment increased $51.8 million, or 12.4%, to $469.8 million in 2006 from $418.0 million in 2005. The increase in long-term care services segment revenue resulted from a $52.3 million, or a 13.0%, increase in our skilled nursing facilities revenue, partially offset by a $0.6 million, or 3.8%, decrease in our assisted living facilities revenue. Of the increase in skilled nursing facilities revenue, $36.9 million resulted from increased reimbursement rates from Medicare, Medicaid, managed care and private pay sources, as well as a higher patient acuity mix and $21.2 million of the increase in skilled nursing facilities revenue resulted from increased occupancy. Revenue in 2005 reflects $5.8 million of retroactive cost of living adjustments under California State Assembly Bill 1629 implemented in August 2005, which related to services we provided in 2004 and 2005. This retroactive cost of living adjustment did not recur in 2006 and we do not expect that it will recur in future periods. Our average daily Medicare rate increased 5.8% to $459 in 2006 from $434 in 2005 as a result of market basket increases provided under the Medicare program, as well as a shift to higher-acuity Medicare patients. Our average daily Medicaid rate increased 6.0% to $124 in 2006 from $117 per day in 2005, primarily due to increased Medicaid rates in California and Texas. Our managed care and private and other rates increased by approximately 1.5% and 7.5% respectively in 2006 compared to 2005. Our skilled mix increased to 23.5% in 2006 from 22.4% in 2005 as we continued marketing our capabilities to referral sources to attract high-acuity patients to our facilities and recent regulatory changes limited the type of patient that can be admitted to certain higher-cost post-acute care facilities. Our average daily number of patients increased by 316, or 5.4%, to 6,221 in 2006 from 5,905 in 2005, primarily due to our acquisition of three facilities in Missouri and one healthcare facility in Nevada in the first quarter of 2006 that contributed 334 average daily patients, partially offset by a decline in occupancy levels, primarily in Medicaid.

Revenue in our ancillary services segment increased $16.9 million, or 37.9%, to $61.4 million in 2006 compared to $44.5 million in 2005. The increase in our ancillary services segment revenue resulted from a $14.0 million, or 32.8%, increase in rehabilitation therapy services revenue and a $2.9 million or a 154.1% increase in our hospice business revenue. Of the $14.0 million increase in rehabilitation therapy services revenue, $12.5 million resulted from an increase in the number of rehabilitation therapy contracts with third-party facilities and $1.5 million resulted from increased services under existing third-party contracts. Increased services under existing third-party contracts, primarily resulted from increases in volume at the facilities and, to a lesser extent, the timing of contract execution during the periods, with most contracts entered into during 2005 being in effect for all of 2006.

Cost of Services Expenses.  Our cost of services expenses increased $47.7 million, or 13.7% to $394.9 million, or 74.3% of revenue, in 2006 from $347.2 million, or 75.0% of revenue, in 2005.

Cost of services expenses for our long-term care services segment increased $36.1 million, or 11.1%, to $360.8 million, or 76.8% of revenue, in 2006 from $324.7 million, or 77.7% of revenue, in 2005.

The increase in long-term care services segment operating expense resulted from a $36.9 million, or 11.8%, increase in cost of services expenses at our skilled nursing facilities offset by a $0.8 million, or 7.0%, decrease in cost of services expenses at our assisted living facilities.

Of the increase in cost of services expenses at our skilled nursing facilities, $20.1 million resulted from operating costs per patient day increasing $8, or 5.5%, to $154 per day in 2006 from $146 per day in 2005, and $16.8 million resulted from increased occupancy. The $20.1 million increase in operating costs as a result of increased operating costs per patient day primarily resulted from a $11.1 million increase in labor costs as a result of a 5.5% increase in average hourly rates and increased staffing, primarily in the nursing area, to respond to the increased mix of high-acuity patients, a $5.4 million increase in ancillary expenses, such as pharmacy and therapy costs, due to an increase in the mix of higher acuity patients, a $0.6 million increase due to implementation in August 2005 of a provider tax on skilled nursing facilities in California as a result of State Assembly Bill 1629, and a $5.2 million increase in other expenses, such as supplies, food, taxes and licenses, insurance and utilities, due to increased purchasing costs. Offsetting these increases was a decrease in insurance expenses of $2.2 million.

The average daily number of patients increased 316 to 6,221 in 2006 from 5,905 in 2005. This increase was primarily due to our acquisition of three facilities in Missouri and one healthcare facility in Nevada that contributed 334 average daily patients, partially offset by a decline in occupancy levels at our other existing facilities, primarily in Medicaid patients.

Cost of services expenses in our ancillary services segment, prior to any intercompany eliminations, increased $19.1 million, or 29.0%, to $85.1 million, or 75.5% of revenue, from both internal and external customers, in 2006 from $66.0 million, or 75.2% of revenue, from both internal and external customers, in 2005. The increase in our ancillary services segment operating expenses resulted from a $16.7 million, or 26.0%, increase in operating expenses related to our rehabilitation therapy services to $80.6 million, or 74.6% of revenue, from both internal and external customers, in 2006 from $63.9 million, or 74.5% of revenue, from both internal and external customers, in 2005, and a $2.5 million, or a 125.1%, increase in operating expenses related to our hospice business. The increased operating expenses related to our rehabilitation therapy business were incurred to support the increased rehabilitation therapy services revenue resulting from the increased activity under rehabilitation therapy contracts discussed above. The operating expenses related in our hospice business resulted from the increase in hospice revenue of 154.1%.

Rent cost of sales.  Rent cost of sales increased by $0.2 million, or 2.2% to $10.0 million in 2006 from $9.8 million in 2005.

General and Administrative Services Expenses.  Our general and administrative services expenses decreased $3.9 million, or 8.9%, to $39.9 million, or 7.5% of revenue, in 2006 from $43.8 million, or 9.5% of revenue in 2005. Of the $3.9 million decrease, $13.8 million was related to bonus and non-cash stock-based compensation expense recognized in 2005 upon completion of the Transactions, of which $9.0 million was a charge for the value of restricted stock that became determinable upon completion of the Transactions and

$4.8 million was due to bonuses in connection with the achievement of pre-established terms that were satisfied by the successful conclusion of the Transactions. In addition, non-cash stock-based compensation expense unrelated to the Transactions decreased $0.5 million to $0.3 million in 2006 from $0.8 million in 2005. Offsetting these decreases were $4.4 million in increased compensation and benefits as we added administrative service personnel, $4.0 million in increased professional fees, primarily in the areas of accounting and audit services and legal fees incurred in preparation for becoming a public reporting company, and $2.0 million in other increased expenses.

Depreciation and Amortization.  Depreciation and amortization increased by $3.9 million, or 39.1%, to $13.9 million in 2006 from $10.0 million in 2005. This increase primarily resulted from amortization of intangible assets that were recorded as part of the Transaction.

Interest Expense, net of interest income and other.  Interest expense, net of interest income, increased by $18.4 million, or 69.0%, to $45.1 million in 2006 from $26.7 million in 2005. This increase resulted from an increased debt balance incurred during 2005 and in December 2005 in connection with the Transactions. The net proceeds of the increase in debt was used primarily to fund a $108.6 million dividend paid to our stockholders, redeem our then outstanding class A preferred stock in June 2005 for $15.7 million, pay a portion of the purchase price in connection with the Transactions, and pre-fund our Missouri acquisition.

Write-off of deferred financing costs.  Write-off of deferred financing costs was $16.6 million in 2005. There was no corresponding amount in 2006. The write-off of the deferred financing costs in 2005 resulted from the write-off of capitalized deferred financing cots associated with the refinancing in June 2005 of our then-existing first lien senior secured credit facility and second lien senior secured credit facility, as well as the write-off of capitalized deferred financing costs associated with the Transactions in December 2005.

Forgiveness of stockholder loan.  The $2.5 million forgiveness of stockholder loan expense in 2005 represents the principal amount of a note issued to us in March 1998 by William Scott, a member of our board of directors, that we forgave in connection with the completion of the Transactions. There was no corresponding amount in 2006.

Provision for (Benefit from) Income Taxes.  In 2006, we recognized tax expense of $12.2 million of which $11.5 million related to the tax provision on operating income and $0.7 million related to adjustments made to tax reserves. The benefit from income taxes from continuing operations was $13.0 million in 2005, due primarily to the approximately $25.2 million reversal of significantly all of the remaining valuation allowance previously provided, partially offset by the effect of non-deductible stock-based compensation associated with restricted stock and prior year reorganization expenses of approximately $12.2 million.

Discontinued operations, net of tax.  Discontinued operations, net of tax was $14.7 million in 2005. There were no comparable amounts in 2006. In March 2005, we sold our California based institutional pharmacy business to Kindred Pharmacy Services and the results of operations for these assets have accordingly been classified as discontinued operations. The gain on the sale of the pharmacy business is included in 2005.

EBITDA.  EBITDA increased by $30.9 million, or 53.8%, to $88.5 million in 2006 from $57.6 million in 2005. The $30.9 million increase was primarily related to the $68.9 million increase in revenues discussed above, offset by the $47.7 million increase in cost of services expenses discussed above, the $0.2 million increase in rent cost of sales discussed above, net of a $3.9 million decrease in general and administrative services expenses discussed above and $6.0 million in net decreases in expense related to other items. The $6.0 million in net decreases in expense related to other items was primarily related to $16.6 million write-off of deferred financing costs in 2005 and $2.5 million forgiveness of stockholder loan expense in 2005, offset by $14.7 million in discontinued operations, net of tax, in 2005. Each of these items had no corresponding amounts in 2006.

EBITDA for our long-term care services segment increased by $10.9 million, or 16.9%, to $75.2 million in 2006 from $64.3 million in 2005. The $10.9 million increase was primarily related to the $51.8 million increase in revenues in our long-term care services segment discussed above, offset by the $36.1 million increase in cost of services in our long-term care services segment expenses discussed above, a $3.9 million gain on sale of assets in 2005 which did not reoccur in 2006 and an increase in rent cost of sales of $0.9 million.

EBITDA for our ancillary services segment increased by $4.0 million, or 27.2%, to $18.8 million in 2006 from $14.8 million in 2005. The $4.0 million increase was primarily related to the $18.1 million increase in revenues in our ancillary services segment discussed above, as well as a $7.0 million increase in intercompany revenues, primarily related to an increase in the volume of rehabilitation therapy services provided to our skilled nursing facilities, offset by the $19.1 million increase in cost of services expenses discussed above, a $1.8 million increase in general and administrative services expenses and an increase in rent cost of sales of $0.2 million.

Net Income.  Net income decreased by $16.6 million, or 48.9%, to $17.3 million in 2006 from $33.9 million in 2005. The $16.6 million decrease was related to the $30.9 million increase in EBITDA discussed above, offset by the $18.4 million increase in interest expense, net of interest income discussed above, the increase in income tax expense of $25.2 million discussed above and the increase in depreciation and amortization of $3.9 million discussed above. The most material factors that contributed to the decline in net income were the increases in income tax and interest expense, net of interest income.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue.  Revenue increased $91.5 million, or 24.7%, to $462.8 million in 2005 from $371.3 million in 2004.

Revenue in our long-term care services segment increased $73.6 million, or 21.4%, to $418.0 million in 2005 from $344.4 million in 2004. The increase in long-term care services segment revenue resulted from a $65.0 million, or 19.3%, increase in our skilled nursing facilities revenue and an $8.6 million, or 115.9%, increase in our assisted living facilities revenue. Of the increase in skilled nursing facilities revenue, $41.0 million resulted from increased reimbursement rates from Medicare, Medicaid, managed care and private pay sources, as well as a higher patient acuity mix. The remaining $24.0 million of the increase in skilled nursing facilities revenue resulted from increased occupancy. Our average daily Medicare rate increased 10.2% to $434 in 2005 from $394 in 2004 as a result of increased reimbursement rates and a shift to higher-acuity Medicare patients. Our average daily Medicaid rate increased 7.3% to $117 in 2005 from $109 per day in 2004, primarily due to our recognition in August 2005 of increased revenue in connection with a retroactive cost of living increase provided for under the Medi-Cal reimbursement system, which related to services we provided in 2004 and 2005. Our managed care and private and other rates increased by approximately 5.2% and 5.0% respectively in 2005 compared to 2004. Our skilled mix increased to 22.4% in 2005 from 20.6% in 2004 as we continued marketing our capabilities to referral sources to attract high-acuity patients to our facilities and recent regulatory changes limited the type of patient that can be admitted to certain higher-cost post-acute care facilities. Our average daily number of patients increased by 407, or 7.4%, to 5,905 in 2005 from 5,498 in 2004, primarily associated with our acquisition of the Vintage Park group of facilities at the end of 2004 and the development of our Summerlin, Nevada facility start-up. The increase in revenue in our assisted living facilities resulted from an increase in the average daily number of patients, primarily due to our acquisition of the Vintage Park group of facilities on December 31, 2004.

Revenue in our ancillary services segment increased $18.0 million, or 68.2%, to $44.5 million in 2005 compared to $26.5 million in 2004. The increase in our ancillary services segment revenue resulted from a $16.2 million, or 61.2%, increase in rehabilitation therapy services revenue and a $1.8 million increase in our hospice business revenue. We initiated our hospice business in 2005 and accordingly did not generate hospice revenue in 2004. Of the $16.2 million increase in rehabilitation therapy services revenue, $9.4 million resulted from an increase in the number of rehabilitation therapy contracts with third-party facilities and $6.8 million resulted from increased services under existing third-party contracts. Increased services under existing third-party contracts, primarily resulted from increases in volume at the facilities and, to a lesser extent, the timing of contract execution during the periods, with most contracts entered into during 2004 being in effect for all of 2005.

Cost of Services.  Our cost of services increased $65.8 million, or 23.4% to $347.2 million, or 75.0% of revenue, in 2005 from $281.4 million, or 75.8% of revenue, in 2004.

Cost of services for our long-term care services segment increased $57.2 million, or 21.4%, to $324.7 million, or 77.7% of revenue, in 2005 from $267.5 million, or 77.7% of revenue, in 2004.

The increase in long-term care services segment cost of services resulted from a $52.1 million, or 19.9%, increase in cost of services at our skilled nursing facilities and a $5.1 million, or 83.1%, increase in cost of services at our assisted living facilities.

Of the increase in cost of services at our skilled nursing facilities, $33.5 million resulted from operating cost per patient day increasing $16, or 12.3%, to $146 per day in 2005 from $130 per day in 2004, and $18.6 million resulted from increased occupancy. The $33.5 million increase in operating costs primarily resulted from a $12.4 million increase in ancillary expenses, such as pharmacy and therapy costs, due to an increase in the mix of higher acuity patients, a $7.8 million increase in labor costs as a result of a 4.9% increase in average hourly rates and increased staffing, primarily in the nursing area, to respond to the increased mix of high-acuity patients, a $5.6 million increase due to implementation in August 2005 of a provider tax on skilled nursing facilities in California as a result of State Assembly Bill 1629, and a $7.7 million increase in other expenses, such as supplies, food, taxes and licenses, insurance and utilities, due to increased purchasing costs.

The average daily number of patients increased 407 to 5,905 in 2005 from 5,498 in 2004. This increase was due to our acquisition of seven facilities as of December 31, 2004, partially offset by the divestiture of one facility, and the increase in the census at our existing facilities.

The $5.1 million increase in our assisted living facilities cost of services resulted from an increase in the average daily number of patients, primarily due to our acquisition of the Vintage Park group of facilities on December 31, 2004.

Cost of services in our ancillary services segment, prior to any intercompany eliminations, increased $21.7 million, or 49.0%, to $66.0 million, or 75.2% of revenue, in 2005 from $44.3 million, or 78.0% of revenue, in 2004. The increase in our ancillary services segment cost of services resulted from a $20.1 million, or 45.9%, increase in operating expenses related to our rehabilitation therapy services to $63.9 million, or 74.5% of revenue, in 2005 from $43.8 million, or 77.2% of revenue, in 2004, and a $1.6 million increase in operating expenses related to our hospice business. The increased operating expenses related to our rehabilitation therapy business were incurred to support the increased rehabilitation therapy services revenue resulting from the increased activity under rehabilitation therapy contracts discussed above. The increased operating expenses related to our hospice business resulted from the initiation of our hospice business in early 2005.

Rent Cost of Sales  Rent cost of sales increased by $1.9 million, or 24.5%, to $9.8 million in 2005 from $7.9 million in 2004, of which $1.3 million was related to rent expense associated with our Summerlin, Nevada facility acquired in late 2004 and $0.6 million was related to rent increases at two facilities in late 2004 and one facility in early 2005 upon renewal of expiring lease contracts.

General and Administrative Services Expenses.  Our general and administrative services expenses increased $18.7 million, or 74.1%, to $43.8 million, or 9.5% of revenue, in 2005 from $25.1 million, or 6.8% of revenue, in 2004. This increase was primarily related to the payment of cash bonuses in connection with the completion of the Transactions and non-cash stock-based compensation expense recognized in 2005. We expensed bonuses of $4.8 million in connection with the achievement of pre-established terms that were satisfied by the successful conclusion of the Transactions. We also incurred $9.8 million in non-cash stock-based compensation. This increase was due to a charge of $9.0 million for the value of restricted stock that became determinable upon the completion of the Transactions and $0.8 million expensed in 2005 prior to the completion of the Transactions, and was the remaining amortization of non-cash stock-based compensation recorded in 2004 that resulted from the vesting of restricted stock upon exceeding the minimum EBITDA trigger. The remaining $4.1 million increase in general and administrative expense in 2005 as compared to 2004 resulted from a $2.4 million increase in selling and administrative services in our therapy business unit to acquire and support new business relations and increased compensation and benefits of $1.3 million for additional regional long-term care overhead personnel to support our growth into new markets. The remainder of the increase is due to higher professional fees paid, primarily for information technology consulting.

Depreciation and Amortization.  Depreciation and amortization increased by $1.4 million, or 16.2%, to $10.0 million in 2005 from $8.6 million in 2004. This increase primarily resulted from increased depreciation in connection with our acquisition of the Vintage Park group of facilities on December 31, 2004 and increased capital expenditures that we made in 2005 in connection with our Express Recoverytm units.

Interest Expense, Net of Interest Income and Other.  Interest expense, net of interest income, increased by $5.1 million, or 23.6%, to $26.7 million in 2005 from $21.6 million in 2004, primarily due to an increase in the principal amount of outstanding debt, the net proceeds of which were used to fund a $108.6 million dividend paid to our stockholders in June 2005.

Write-off of Deferred Financing Costs.  Write-off of deferred financing costs increased by $8.7 million to $16.6 million in 2005 from $7.9 million in 2004, primarily due to the write-off of deferred financing costs that we had capitalized in connection with the repayment of our $110.0 million second lien senior secured term loan in December 2005 as part of the Transactions.

Forgiveness of Stockholder Loan.  The $2.5 million forgiveness of stockholder loan expense in 2005 represents the principal amount of a note issued to us in March 1998 by William Scott, a member of our board of directors, that we forgave in connection with the completion of the Transactions. There was no corresponding amount in 2004.

Gain on Sale of Assets.  The $1.0 million gain on the sale of assets in 2005 resulted from our sale of an owned 119 bed skilled nursing facility in Texas and a leased 230 bed assisted living facility in California.

Provision for (Benefit from) Income Taxes.  The benefit from income taxes from continuing operations was $13.0 million in 2005, due primarily to the approximately $25.2 million reversal of significantly all of the remaining valuation allowance previously provided, partially offset by non-cash stock-based compensation associated with restricted stock and prior year reorganization expenses of approximately $12.2 million. The provision for income taxes from continuing operations was $4.4 million in 2004, due primarily to the reversal of a portion of the valuation allowance attributable to the utilization of our net operating loss carryforwards in 2004 of $6.2 million, offset by charges for prior year reorganization expenses, dividends on our previously outstanding class A preferred shares and the provision for taxes on continuing operations, which combined to total approximately $10.6 million.

Discontinued Operations, Net of Tax.  Discontinued operations, net of tax increased by $11.9 million to $14.7 million in 2005, compared to $2.8 million in 2004. In March 2005, we sold our California based institutional pharmacy business to Kindred Pharmacy Services for approximately $31.5 million in cash, and used the proceeds of the sale to repay then outstanding indebtedness. The results of operations for these assets have been classified as discontinued operations and are not included in the results of operations for 2005 or 2004. The gain on the sale of the pharmacy business is included in 2005.

Cumulative Effect of Change in Accounting Principle.  In 2005, we recorded the cumulative effect of a change in accounting principle of $1.6 million, net of tax, as a result of our adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

EBITDA.  EBITDA increased by $6.5 million, or 12.6%, to $57.6 million in 2005 from $51.1 million in 2004. The $6.5 million increase was primarily related to the $91.5 million increase in revenues discussed above, offset by the $65.8 million increase in cost of services expenses discussed above, the $1.9 million increase in rent cost of sales discussed above, the $18.7 million increase in general and administrative services expenses discussed above and $1.4 million in net decreases in expense related to other items.

EBITDA for our long-term care services segment increased by $16.4 million, or 34.2%, to $64.3 million in 2005 from $47.9 million in 2004. The $16.4 million increase was primarily related to the $73.6 million increase in revenues in our long-term care services segment discussed above, offset by the $57.2 million increase in cost of services expenses in our long-term care services segment discussed above and an increase in rent cost of services of $3.9 million, primarily related to the increases in rent cost of sales discussed above. In addition, there was a $3.9 million gain on sale of assets in 2005.

EBITDA for our ancillary services segment increased by $6.8 million, or 85.5%, to $14.8 million in 2005 from $8.0 million in 2004. The $6.8 million increase was primarily related to the $18.0 million increase in revenues in our ancillary services segment discussed above, as well as a $12.9 million increase in intercompany revenues, primarily related to an increase in the volume of rehabilitation therapy services provided to our skilled nursing facilities, offset by the $21.7 million increase in cost of services expenses in our ancillary services segment discussed above and a $2.5 million increase in general and administrative services expenses.

Net Income.  Net income increased by $17.4 million, or 105.4%, to $33.9 million in 2005 from $16.5 million in 2004. The $17.4 million increase was related to the $6.5 million increase in EBITDA discussed above and the decrease in income tax expense of $17.4 million discussed above, offset by the $5.1 million increase in interest expense, net of interest income discussed above and the increase in depreciation and amortization of $1.4 million discussed above. The most material factor that contributed to the increase in net income was the decrease in income tax expense.

Quarterly Data

The following is a summary of our unaudited quarterly results from operations for the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005.

	Three Months Ended
	March 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2007	2006	2006	2006	2006	2005	2005	2005	2005
	Successor	Successor	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data
Revenue	$144,655	$125,186	$131,171	$135,396	$139,904	$108,936	$111,493	$122,206	$120,212
Expenses:
Cost of services (exclusive of rent cost of sales and depreciation and amortization shown below)	107,213	92,311	98,430	101,695	102,500	83,039	83,491	91,307	89,391
Rent cost of sales	2,694	2,451	2,302	2,704	2,570	2,403	2,403	2,491	2,518
General and administrative	11,497	9,566	9,298	10,092	10,916	7,525	7,489	6,971	21,799
Depreciation and amortization	3,961	3,674	3,573	3,192	3,458	2,159	2,807	2,461	2,564

	125,365	108,002	113,603	117,683	119,444	95,126	96,190	103,230	116,272

Other income (expenses):
Interest expense	(12,092)	(11,227)	(11,612)	(11,693)	(11,754)	(5,363)	(5,760)	(7,914)	(8,592)
Interest income and other	327	386	242	254	314	151	211	176	411
Change in fair value of interest rate hedge	(33)	(21)	77	(227)	(26)	65	(217)	16	(29)
Equity in earnings of joint venture	540	381	511	502	509	397	516	449	425
Write-off of deferred financing costs	—	—	—	—	—	—	(11,021)	—	(5,605)
Forgiveness of stockholder loan	—	—	—	—	—	—	—	—	(2,540)
Reorganization expenses	—	—	—	—	—	(178)	(279)	(97)	(453)
Gain on sale of assets	—	—	—	—	—	—	—	—	980

Total other income (expenses), net	(11,258)	(10,481)	(10,782)	(11,164)	(10,957)	(4,928)	(16,550)	(7,370)	(15,403)

Income (loss) before provision for (benefit from) income taxes, discontinued operations and cumulative effect of a change in accounting principle	8,032	6,703	6,786	6,549	9,503	8,882	(1,247)	11,606	(11,463)
Provision for (benefit from) income taxes	3,378	2,601	3,071	2,588	3,944	(7,375)	(2,904)	3,875	(6,644)

	Three Months Ended
	March 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2007	2006	2006	2006	2006	2005	2005	2005	2005
	Successor	Successor	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
	(In thousands, except share and per share data)

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	4,654	4,102	3,715	3,961	5,559	16,257	1,657	7,731	(4,819)
Discontinued operations, net of tax	—	—	—	—	—	12,569	2,269	(50)	(48)
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	—	—	—	—	(1,628)

Net income (loss)	4,654	4,102	3,715	3,961	5,559	28,826	3,926	7,681	(6,495)
Accretion on preferred stock	(4,772)	(4,401)	(4,540)	(4,684)	(4,781)	(259)	(243)	—	(242)

Net (loss) income attributable to common stockholders	$(118)	$(299)	$(825)	$(723)	$778	$28,567	$3,683	$7,681	$(6,737)

Net (loss) income per share data:
(Loss) income before discontinued operations and cumulative effect of a change in accounting principle per common share, basic	$(0.01)	$(0.03)	$(0.07)	$(0.06)	$0.07	$13.05	$1.15	$6.12	$(4.23)
Discontinued operations per common share, basic	—	—	—	—	—	10.25	1.84	(0.04)	(0.04)
Cumulative effect of a change in accounting principle per common share, basic	—	—	—	—	—	—	—	—	(1.36)

Net (loss) income per common share, basic	$(0.01)	$(0.03)	$(0.07)	$(0.06)	$0.07	$23.30	$2.99	$6.08	$(5.63)

Net (loss) income before discontinued operations and cumulative effect of a change in accounting principle per common share, diluted	$(0.01)	$(0.03)	$(0.07)	$(0.06)	$0.06	$12.22	$1.08	$5.92	$(4.23)
Discontinued operations per common share, diluted	—	—	—	—	—	9.60	1.73	(0.04)	(0.04)
Cumulative effect of a change in accounting principle per common share, diluted	—	—	—	—		—	—	—	(1.36)

Net (loss) income per common share, diluted	$(0.01)	$(0.03)	$(0.07)	$(0.06)	$0.06	$21.82	$2.81	$5.88	$(5.63)

Weighted average common shares outstanding, basic	11,959,116	11,618,412	11,634,129	11,635,650	11,652,888	1,226,144	1,229,867	1,263,830	1,195,966
Weighted average common shares outstanding, diluted	11,959,116	11,618,412	11,634,129	11,635,650	12,002,718	1,309,354	1,308,666	1,306,745	1,195,966

Liquidity and Capital Resources

The following table presents selected data from our consolidated statement of cash flows:

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In thousands)

Net cash provided by operating activities	$2,653	$3,583	$34,415	$15,004	$48,358
Net cash used in investing activities	(50,101)	(37,405)	(74,376)	(223,785)	(45,230)
Net cash provided by (used in) financing activities	45,005	(664)	5,644	241,253	(1,132)
Net (decrease) increase in cash and equivalents	(2,443)	(34,486)	(34,317)	32,472	1,996
Cash and equivalents at beginning of period	2,821	37,138	37,138	4,666	2,670
Cash and equivalents at end of period	$378	$2,652	$2,821	$37,138	$4,666

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Net cash provided by operations for the three months ended March 31, 2007, was $2.7 million compared to $3.6 million for the three months ended March 31, 2006, a decrease of $0.9 million. Of the decrease in net cash provided by operations, $1.2 million was due to a decrease in the net income before non-cash items to $8.1 million for the three months ended March 31, 2007 from $9.3 million for the three months ended March 31, 2006, which was offset by a $0.2 million decrease in cash used by the change in operating assets and liabilities to a $5.5 million use of cash for the three months ended March 31, 2007 from a $5.7 million use of cash for the three months ended March 31, 2006. Daily Sales Outstanding, or DSO, increased by 6 to 54 for the three months ended March 31, 2007 from 48 in the three months ended March 31, 2006.

The $0.2 million increase in cash used by the change in operating assets and liabilities consisted primarily of:

•	a $17.6 million decrease in cash from the change in accounts payable and accrued liabilities, to a $12.6 million use of cash in the three months ended March 31, 2007 from a $5.0 million provision of cash in the three months ended March 31, 2006, due to a reclassification of $11.1 million from accrued income tax contingencies to other long-term liabilities as a result of our adoption of the provisions of FIN No. 48, with the remaining $6.5 million due to timing of payments; and

•	a $1.3 million increase in the use of cash resulting from the change in other current assets to a use of cash of $0.8 million in the three months ended March 31, 2007 from a $0.5 million provision of cash in the three months ended March 31, 2006.

offset by:

•	an $11.1 million increase in cash from by the change in other long-term liabilities, to an $11.2 million provision of cash in the three months ended March 31, 2007 from $0.1 million provision of cash in the three months ended March 31, 2006, due to the reclassification of $11.1 million from accrued income tax contingencies to other long-term liabilities as a result of our adoption of the provisions of FIN No. 48; and

•	a $8.4 million decrease in the use of cash resulting from the change in accounts receivable to a $3.3 million use of cash in the three months ended March 31, 2007 from an $11.7 million use of cash in the three months ended March 31, 2006; the use of cash of $11.7 million in the three months ended March 31, 2006 was primarily related to the March 1, 2006 acquisition of three healthcare facilities in Missouri, with no corresponding acquisition in cash in the three months ended March 31, 2007.

Investing activities used $50.1 million in the three months ended March 31, 2007 compared to $37.4 million in the three months ended March 31, 2006. The primary use of funds in the three months ended March 31, 2007 was $30.0 million placed in escrow to fund the April 1, 2007 purchase of three facilities in Missouri, $4.3 million to purchase the land, building, and related improvements of one of our leased skilled nursing facilities in California, as well as $6.4 million in capital expenditures, including $1.9 million of capital expenditures for developments, primarily associated with our Express Recoverytm units. Additionally, $6.3 million was used to pay our former stockholders for amounts paid to the Internal Revenue Service in excess of the 2006 tax amounts on our tax return for the period ended December 27, 2005 and $1.0 million was used to fund an escrow account for the satisfaction of certain tax liabilities that arose prior to the date of the Transactions. The primary use of funds in the three months ended March 31, 2006 was $31.3 million to purchase three facilities in Missouri and the leasehold of one facility in Las Vegas, Nevada, as well as $3.1 million in capital expenditures, including capital expenditures for the development of our Express Recoverytm units.

Net cash provided by financing activities in the three months ended March 31, 2007 totaled $45.0 million compared to net cash used in financing activities of $0.7 million in the three months ended March 31, 2006. The cash provided by financing activities in the three months ended March 31, 2007 consisted of $46.5 million in net borrowings under the line of credit, offset by $0.7 million in repayments of long-term debt and $0.8 million of additions to deferred financing fees. Cash used in the three months ended March 31, 2006 consisted primarily of repayments of long-term debt of $0.7 million, partially offset by $0.1 million provided by the issuance of stock.

Years Ended December 31, 2006 and 2005

Net cash provided by operations in 2006 was $34.4 million compared to $15.0 million in 2005, an increase of $19.4 million. The increase in net cash provided by operations resulted from a $0.7 million increase in income before non-cash items to $33.6 million in 2006 from $34.3 million in 2005, a $19.1 million decrease in cash used by the change in operating assets and liabilities to a $0.8 million provision of cash in 2006 from a $18.3 million use of cash in 2005, and a $1.0 million decrease in reorganization costs that did not recur in 2006.

The $19.1 million decrease in cash used by the change in operating assets and liabilities consisted primarily of the following:

•	$24.9 million was due to a decrease in cash used by the change in other current assets, primarily prepaids and income taxes receivable, to a $12.3 million provision of cash in 2006 from a $12.6 million use of cash in 2005 primarily due to the offset of a $9.4 million income tax receivable from 2005 against tax payments in 2006 as well lower prepaids in 2006 compared to 2005 primarily due to timing of payments; and

•	$3.6 million decrease in cash provided by the change in insurance liability risks to a $1.6 million provision of cash in 2006 from a $5.2 million provision of cash in 2005.

Investing activities used $74.4 million in 2006 compared to $223.8 million in 2005. The primary use of funds in 2006 was $43.0 million to purchase a total of four facilities in Missouri and the leasehold of one facility in Las Vegas, Nevada, as well as $22.3 million in capital expenditures, including $11.2 million of capital expenditures for developments, primarily associated with our Express Recoverytm units. The primary use of funds in 2005 was $253.4 million in cash distributed related to the Transactions and capital expenditures for property and equipment of $11.2 million, of which $2.5 million of capital expenditures were primarily associated with our Express Recoverytm units. Partially offsetting these uses of funds in 2005 were $41.1 million in cash proceeds related to the sale of our California Pharmacy business, as well as an assisted living facility in California and a skilled nursing facility in Texas.

Net cash provided by financing activities in 2006 was $5.6 million compared to $241.3 million in 2005. In 2006, net cash provided by financing activities reflected our borrowing of $8.5 million under the revolving credit facility that is part of our first lien credit agreement, partially offset by $2.9 million of required principal payments we made to reduce debt. Net cash provided by financing activities in 2005 totaled $241.3 million, consisting of $533.3 million in sources of cash and $292.0 million in uses of cash.

Sources of cash consisted of the following:

•	$211.3 million of equity investments made in us associated with the Transactions;

•	$123.1 million received from a refinancing of debt in July 2005;

•	$198.7 million received from the issuance of our 11% senior subordinated notes in December, 2005;

•	$0.1 million received from the exercise of stock options and warrants; and

•	$0.1 million in proceeds received from the sale of an interest rate hedge.

Uses of cash consisted of the following:

•	$110.0 million to fully pay-off our second lien term loan;

•	$108.6 million to pay a special dividend to our stockholders;

•	$28.3 million incurred in deferred financing costs, purchase of an interest rate hedge and early termination fees associated with our new debt issuances;

•	$15.7 million to fully redeem our class A preferred stock in accordance with our new senior debt structure;

•	$15.0 million to reduce the outstanding balance under our revolver; and

•	$14.4 million in repayments on long-term debt and capital leases.

Years Ended December 31, 2005 and 2004

Net cash provided by operations for 2005 was $15.0 million compared to $48.4 million in 2004, a decrease of $33.4 million. Of the decrease in net cash provided by operations, $4.8 million was due to a decrease in the net income before non-cash items to $34.3 million in 2005 from $39.1 million in 2004 and $29.4 million was due to an increase in cash used by the change in operating assets and liabilities to a $18.3 million use of cash in 2005 from a $11.1 million provision of cash in 2004. Offsetting these items was a decrease of $0.8 million in cash paid for reorganization costs to $1.0 million in 2005 compared to $1.8 million in 2004.

The $29.4 million increase in cash used by the change in operating assets and liabilities consisted primarily of the following:

•	$21.1 million was due to an increase in accounts receivable, net, to a $28.2 million use of cash in 2005 from a $7.1 million use of cash in 2004, primarily due to increases in accounts receivable in 2005 related to the $5.8 million of retroactive cost of living revenue adjustments under California State Assembly Bill 1629, increases in our Hallmark rehabilitation business and the acquisition of the Vintage Park group of facilities and the Summerlin, Nevada facility, and

•	$10.7 million was due to an increase in cash used by the change in other current assets, primarily prepaids and income taxes receivable, to a $12.6 million use of cash in 2005 from a $1.9 million use of cash in 2004, and

•	$6.1 million was due to a decrease in cash provided by insurance liability risks to $5.2 million in 2005 from $11.3 million in 2004 , primarily related to the timing difference between when amounts are accrued and subsequent claims payments associated with those accruals, offset by an

•	$8.2 million increase in cash provided by the increase in accounts payable and accrued liabilities to a $13.9 million provision of cash in 2005 from a $5.7 million provision of cash in 2004.

Net cash used in investing activities in 2005 was $223.8 million compared to $45.2 million in 2004. The primary use of funds in 2005 was $253.4 million to purchase the then outstanding equity interests of our former stockholders as well as $11.2 million in capital expenditures (including $2.5 million of capital expenditures for the development of twelve Express Recoverytm units) somewhat offset by the gross proceeds of $41.1 million associated with the sale of our two California-based institutional pharmacies as well as two other long-term care facilities. Net cash used in investing activities in 2004 was $45.2 million primarily associated with routine capital expenditures for property and equipment of $8.2 million, of which $1.1 million of capital expenditures were primarily associated with our development of nine Express Recoverytm units. The primary use of funds in 2004 was associated with our purchase of the Vintage Park group of assets for $42.7 million in total consideration.

Net cash provided by financing activities in 2005 totaled $241.3 million, consisting of $533.3 million in sources of cash and $292.0 million in uses of cash.

Sources of cash consisted of the following:

•	$211.3 million of equity investments made in us associated with the Transactions;

•	$123.1 million received from a refinancing of debt in July 2005;

•	$198.7 million received from the issuance of our 11% senior subordinated notes in December, 2005;

•	$0.1 million received from the exercise of stock options and warrants; and

•	$0.1 million in proceeds received from the sale of an interest rate hedge.

Uses of cash consisted of the following:

•	$110.0 million to fully pay-off our second lien term loan;

•	$108.6 million to pay a special dividend to our stockholders;

•	$28.3 million incurred in deferred financing costs, purchase of an interest rate hedge and early termination fees associated with our new debt issuances;

•	$15.7 million to fully redeem our class A preferred stock in accordance with our new senior debt structure;

•	$15.0 million to reduce the outstanding balance under our revolver; and

•	$14.4 million in repayments on long-term debt and capital leases.

Net cash used in financing activities in 2004 totaled $1.1 million, consisting of the following uses of cash, offset by the proceeds from the issuance of long-term debt of approximately $279.0 million and $1.4 million in proceeds from sale of interest rate hedge:

•	$228.9 million for repayments of our long-term debt due to the refinancing of our debt capital structure;

•	$23.3 million to reduce our term debt;

•	$15.0 million dividend payment made to our class A preferred stockholders; and

•	$14.3 million incurred in deferred financing costs, the purchase of an interest note hedge and fees paid for the early extinguishment of debt associated with our new debt issuance.

Cash flows from Discontinued Operations

Cash flows from discontinued operations are combined with cash flows from continuing operations within each cash flows statement category. In 2005 and 2004, cash flows from discontinued operations in operating activities were approximately $0.4 million and $4.4 million, respectively. There were no cash flows from discontinued operations in the first three months of 2007 or in 2006. Cash flows related to discontinued operations used in investing activities were for additions to property and equipment and were less than $0.1 million in 2005 and 2004. There were no cash flows from financing activities related to discontinued operations in the first three months of 2007 or in 2006, 2005 or 2004. Our future liquidity and capital resources are not expected to be materially affected by the absence of cash flows from discontinued operations because we expect these cash flows to be replaced by increased operating cash flows from our continuing operations. For example, net cash flows provided by operating activities for 2006 were $34.4 million, compared to $15.0 million for 2005.

Principal Debt Obligations

Historically, our primary sources of liquidity were cash flow generated by our operations and borrowings under our credit facilities, mezzanine loans, term loans and senior subordinated notes. Following the Transactions, our primary sources of liquidity have been our cash on hand, our cash flow from operations and availability under the revolving portion of our first lien secured credit facility, which is subject to our satisfaction of certain financial covenants therein. Following the Transactions, our primary liquidity requirements are for debt service on our first lien senior secured term loan and our 11% senior subordinated notes, capital expenditures and working capital.

We are significantly leveraged. As of March 31, 2007, we had $514.9 million in aggregate indebtedness outstanding, consisting of $198.9 million principal amount of 11% senior subordinated notes (net of the original issue discount of $1.1 million), a $255.5 million first lien senior secured term loan that matures on June 15, 2012, $55.0 million principal amount under our $75.0 million revolving credit facility that matures on June 15, 2010, capital leases and other debt of approximately $5.5 million and $4.2 million in outstanding letters of credit against our revolving credit facility (leaving approximately $15.8 million of additional borrowing capacity under our revolver). For the three months ended March 31, 2007 and 2006, our interest expense, net of interest income, was $11.8 million and $10.8 million, respectively. For 2006, 2005 and 2004, our interest expense, net of interest income, was $45.1 million, $26.7 million and $21.6 million respectively. We are in compliance with our debt covenants as of March 31, 2007.

On December 27, 2005, concurrent with the consummation of the Transactions, we repaid in full our $110.0 million second lien senior secured term loan. We also amended and restated our first lien senior secured credit facility, to provide for up to $334.4 million of financing, consisting of a $259.4 million term loan with a maturity of June 15, 2012 and a $75.0 million revolving credit facility with a maturity of June 15, 2010. We amended this facility on January 31, 2007, reducing our interest rates for the term loan and making other minor revisions, with no change to the amount of the financing available under the facility. The revolving credit facility also includes a subfacility for letters of credit and a swing line subfacility. The full amount of the loans under the revolving credit facility are due on the maturity date of the revolving credit facility. Amounts borrowed under the term loan are due in quarterly installments of $0.7 million at the end of each calendar quarter with the remaining principal amount due on the maturity date for the term loan.

The term loans revolving under the first lien senior secured credit facility bear interest on the outstanding unpaid principal amount at a rate equal to an applicable margin (as described below) plus, at our option, either

•	a base rate determined by reference to the higher of the prime rate announced by Credit Suisse and the federal funds rate plus one-half of 1.0%; or

•	a reserve adjusted Eurodollar rate.

Prior to January 31, 2007, for term loans the applicable margin was 1.75% for base rate loans and 2.75% for Eurodollar rate loans. For revolving loans the applicable margin ranges from 1.00% to 1.75% for base rate loans and 2.00% to 2.75% for Eurodollar loans, in each case based on our consolidated leverage ratio. Loans under the swing line subfacility will bear interest at the rate applicable to base rate loans under the revolving credit facility. For the first three months of 2007, the average interest rate applicable to term loans and Eurodollar rate loans was 9.50% and 7.8%, respectively. For 2006, the average interest rate applicable to term loans and Eurodollar rate term loans was 9.9% and 7.9%, respectively. For the first three months of 2007, the average interest rate applicable to revolving loans was 8.7%. For 2006, the average interest rate applicable to revolving loans was 9.6%. Effective January 31, 2007, the applicable margin for term loans is 1.25% for base rate loans and 2.25% for eurodollar rate loans. Our first term loan matures on June 15, 2012 and our revolving credit facility matures on June 15, 2010.

Immediately prior to the Transactions, we had outstanding:

•	our $259.4 million first lien senior secured term loan and a $50.0 million unused first lien senior secured revolving credit facility that matured on June 15, 2010;

•	a $110.0 million second lien senior secured term loan; and

•	capital leases and other debt of approximately $5.9 million.

On June 15, 2005, we entered into an amendment to our existing first lien senior secured credit facility and our second lien senior secured credit facility to increase the term loan and revolving loan portions of those facilities to $259.4 million and $110.0 million, respectively.

On July 22, 2004, we entered into our first lien senior secured credit facility and our second lien senior secured credit facility. The first lien senior secured credit facility initially provided for a senior secured term loan of $140.0 million and a revolving credit facility of $35.0 million. We did not draw down any amounts under the revolving credit facility. The second lien senior secured credit facility initially provided for a senior secured term loan of $100.0 million and an additional term loan of $30.0 million. We used the proceeds from these loans to pay all of the principal and accrued interest on our then outstanding debt that we had incurred upon emerging from bankruptcy.

Capital Expenditures

On March 1, 2006, we acquired three facilities that provide skilled nursing and residential care and are located in close proximity to one of our existing markets. We financed the $31.0 million purchase price with cash retained on our balance sheet following the completion of the Transactions. On June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash. On December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash. On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. On April 1, 2007, we purchased the owned real property, tangible assets, intellectual property and related rights and licenses of three skilled nursing facilities located in Missouri for a $30.1 million in cash, including $0.1 million in transaction expenses. We financed these transactions primarily through borrowings under our revolving credit facility.

We intend to invest in the maintenance and general upkeep of our facilities on an ongoing basis. We expect to spend on average per annum approximately $400 per licensed bed for each of our skilled nursing facilities and $400 per unit at each of our assisted living facilities. We also expect to perform renovations of our existing facilities every five to ten years to remain competitive. Combined, we expect that these activities will amount to between $8.0 million to $12.0 million in capital expenditures per annum on our existing facilities. We also expect to build additional Express Recoverytm units at a cost per location of between $400,000 and $600,000. We are in the process of developing an additional 12 Express Recoverytm units that will be completed in the next 12 months. Finally, we may also invest in expansions of our existing facilities and the acquisition or development of new facilities. We currently anticipate that we will incur capital expenditures in 2007 of approximately $41 million, comprised of $19.7 million for developments, $12.2 million for routine capital expenditures and $9.1 million to build out additional Express Recoverytm units. We currently anticipate that our future annual capital expenditures for the years 2008 through 2010 will be within a range of approximately $15 million to $20 million, primarily comprised of routine capital expenditures, including maintenance and upkeep of our existing facilities.

Liquidity

Based upon our current level of operations, we believe that cash generated from operations, cash on hand and borrowings available to us will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs through December 31, 2007 and for the foreseeable future, unless we are unable to refinance our debt as it comes due or we determine to increase our anticipated capital expenditures for acquisitions or otherwise. Our $75.0 million revolving credit facility matures in 2010, our $259.4 million first lien term loan matures in 2012 and our $200 million 11% senior subordinated notes mature in 2014. It is likely that some portion of, or the entire total of, the amounts owed under each indebtedness will need to be refinanced upon maturity. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under our senior secured credit facilities, or otherwise, to enable us to grow our business, service our indebtedness, including our first lien secured credit facilities and our 11% senior subordinated notes, or make anticipated capital expenditures. Both our first lien senior secured credit facility and the indenture governing our 11% senior subordinated notes contain covenants that restrict our ability to incur additional debt and, in the case of the 11% senior subordinated notes, issue preferred stock. For example, our senior secured credit facility contains covenants requiring minimum interest coverage ratios, maximum leverage ratios and maximum annual capital expenditures. These limitations may restrict our ability to make capital expenditures or service our existing debt, to the extent cash generated from operations is not sufficient for these purposes.

We intend to use all of the net proceeds of this offering to pay down our existing indebtedness, including portions of our first lien revolving credit facility and our 11% senior subordinated notes. We do not plan to use any of the net proceeds for working capital purposes or otherwise in the operation of our business. Our outstanding indebtedness as of March 31, 2007 was $514.9 million. On a pro forma basis, after application of the net proceeds of approximately $112.7 million from this offering, we would have had approximately $413.9 million of indebtedness outstanding as of March 31, 2007. In addition, assuming we had repaid $100.9 million of indebtedness as of January 1, 2006, our interest expense for 2006 would have been reduced by approximately $10.1 million. Assuming we had repaid $100.9 million of indebtedness as of January 1, 2007, our interest expense for the first three months of 2007 would have been reduced by approximately $2.5 million. After the offering we are still able to incur additional indebtedness. In the event we incurred substantial additional indebtedness following the application of the proceeds from this offering, the interest expense associated with that additional debt could offset any savings in interest expense that we plan to achieve as a result of the application of the proceeds of this offering.

One element of our business strategy is to selectively pursue acquisitions and strategic alliances. Any acquisitions or strategic alliances may result in the incurrence of, or assumption by us, of additional indebtedness. We continually assess our capital needs and may seek additional financing, including debt or equity, as considered necessary to fund capital expenditures and potential acquisitions or for other corporate purposes. Our future operating performance, ability to service or refinance our 11% senior subordinated notes and ability to service and extend or refinance our senior secured credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Other Factors Affecting Liquidity and Capital Resources

Medical and Professional Malpractice and Workers’ Compensation Insurance.  In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. To protect ourselves from the cost of these claims, we maintain professional liability and general liability as well as workers’ compensation insurance in amounts and with deductibles that we believe to be sufficient for our operations. Historically, unfavorable pricing and availability trends emerged in the professional liability and workers’ compensation insurance market and the insurance market in general that caused the cost of these liability coverages to generally increase dramatically. Many insurance underwriters became more selective in the insurance limits and types of coverage they would provide as a result of rising settlement costs and the significant failures of some nationally known insurance underwriters. As a result, we experienced substantial changes in our professional insurance program beginning in 2001. Specifically, we were required to assume substantial self-insured retentions for our professional liability claims. A self-insured retention is a minimum amount of damages and expenses (including legal fees) that we must pay for each claim. We use actuarial methods to estimate the value of the losses that may occur within this self-insured retention level and we are required under our workers’ compensation insurance agreements to post a letter of credit or set aside cash in trust funds to securitize the estimated losses that we will assume. Because of the high retention levels, we cannot predict with absolute certainty the actual amount of the losses we will assume and pay.

We estimate our professional liability and general liability reserve on a quarterly basis and our workers’ compensation reserve on a semi-annual basis, based upon actuarial analysis using the most recent trends of claims, settlements and other relevant data from our own and our industry’s loss history. Based upon this analysis, at March 31, 2007, we had reserved $36.5 million for known or unknown or potential uninsured professional liability and general liability and $11.0 million for workers’ compensation claims. We have estimated that we may incur approximately $16.0 million for professional and general liability claims and $3.2 million for workers’ compensation claims, for a total of approximately $19.2 million to be payable within the next twelve months, however there are no set payment schedules and we cannot assure you that the payment amount within twelve months will not be significantly larger. To the extent that subsequent claims information varies from loss estimates, the liabilities will be adjusted to reflect current loss data. There can be no assurance that in the future malpractice or workers’ compensation insurance will be available at a reasonable price or that we will not have to further increase our levels of self-insurance.

Inflation.  We derive a substantial portion of our revenue from the Medicare program. We also derive revenue from state Medicaid and similar reimbursement programs. Payments under these programs generally provide for reimbursement levels that are adjusted for inflation annually based upon the state’s fiscal year for the Medicaid programs and in each October for the Medicare program. However, we cannot assure you that these adjustments will continue in the future and, if received, will reflect the actual increase in our costs for providing healthcare services.

Labor and supply expenses make up a substantial portion of our cost of services. Those expenses can be subject to increase in periods of rising inflation and when labor shortages occur in the marketplace. To date, we have generally been able to implement cost control measures or obtain increases in reimbursement sufficient to offset increases in these expenses. We cannot assure you that we will be successful in offsetting future cost increases.

Seasonality.  Our business experiences a slight change in seasonal occupancy that is not material. In addition, revenue has typically increased in the fourth quarter of a year on a sequential basis due to annual increases in Medicare and Medicaid rates that typically have been implemented during that quarter.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Contractual Obligations

The following table sets forth our contractual obligations, as of December 31, 2006 (in thousands):

		Less Than			More Than
	Total	1 Yr.	1-3 Yrs.	3-5 Yrs.	5 Yrs.

Senior subordinated notes	$365,000	$22,000	$44,000	$44,000	$255,000
Amended senior secured credit facility	356,235	22,348	42,035	41,131	250,721
Capital lease obligations	4,214	367	2,766	436	645
Other long-term debt obligations	2,697	341	681	681	994
Operating lease obligations(1)	84,344	9,842	19,250	16,300	38,952

	$812,490	$54,898	$108,732	$102,548	$546,312

(1)	We lease some of our facilities under non-cancelable operating leases. The leases generally provide for our payment of property taxes, insurance and repairs, and have rent escalation clauses, principally based upon the Consumer Price Index or other fixed annual adjustments. The amounts shown reflect the future minimum rental payments under these leases.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates. We routinely monitor our risks associated with fluctuations in interest rates and consider the use of derivative financial instruments to hedge these exposures. We do not enter into derivative financial instruments for trading or speculative purposes nor do we enter into energy or commodity contracts.

Interest Rate Risk

We are exposed to interest rate changes primarily as a result of our credit facility and long-term debt used to maintain liquidity and fund capital expenditures and operations. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to provide more predictability to our overall borrowing costs. To achieve our objectives, we borrow primarily at fixed rates, although we use our line of credit for short-term borrowing purposes. In accordance with the requirements under our first lien secured credit facility, we have entered into a three year interest rate cap agreement expiring in August 2008 for principle in the amount of $148.0 million. This provides us the right at any time during the contract period to exchange the 90 day LIBOR then in effect for a 6.0% capped rate. Additionally, we do not believe that the interest rate risk represented by our floating rate debt is material as of March 31, 2007 in relation to total assets of $881.6 million.

At March 31, 2007, we had $310.5 million of debt subject to variable rates of interest. A change of 1.0% in short-term interest rates would result in a change to our interest expense of $3.1 million annually. At March 31, 2007, we had $0.4 million of cash and equivalents that are affected by market rates of interest. A change of 1.0% in the rate of interest would result in a change to our interest income of less than $0.1 million annually.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts, weighted average interest rates, fair values and other terms required by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes (dollars in thousands).

								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value

Fixed-rate debt(1)	$210	$224	$239	$255	$272	$200,904	$202,104	$222,104
Average interest rate	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Variable-rate debt	$2,600	$2,600	$2,600	$11,100	$2,600	$243,100	$264,600	$264,600
Average interest rate(2)	7.5%	7.1%	7.1%	7.2%	7.3%	7.3%

(1)	Excludes unamortized original issue discount of $1.2 million on our $200 million senior subordinated notes.

(2)	Based on a forward LIBOR rate estimate.

The table incorporates only those exposures that exist as of December 31, 2006, and does not consider those exposures or positions which could arise after that date. Moreover, because firm commitments are not presented in the table above, the information presented therein has limited predictive value. As a result, our interest rate fluctuations will depend on the exposures that arise during the period and interest rates.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates. We routinely monitor our risks associated with fluctuations in interest rates and consider the use of derivative financial instruments to hedge these exposures. We do not enter into derivative financial instruments for trading or speculative purposes, nor do we enter into energy or commodity contracts.

Interest Rate Risk

There have been no material changes in interest rate risk since December 31, 2006.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our class B common stock as of May 4, 2007 and as adjusted to reflect the sale of our class A common stock offered by this prospectus for:

•	each of our Named Executive Officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock; and

•	each selling stockholder.

Following the completion of the offering contemplated by this prospectus, the only shares of class A common stock that will be outstanding will be shares sold in the offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person.

Percentage of beneficial ownership is based on an assumed 29,106,026 shares of class B common stock outstanding as of May 4, 2007, including the conversion of all of our class A preferred stock into class B common stock. For a discussion of the conversion of our class A preferred stock see “Prospectus Summary — The Offering” in the prospectus.

						Shares
	Shares Beneficially			Shares to be		Beneficially Owned
	Owned Prior to Offering			Sold in		After Offering
Name of Beneficial Owner	Number		Percentage	This Offering		Number	Percent(1)

5% Stockholders
Onex(2)	25,825,638	(2)	88.7%	8,127,523		17,646,115	47.1%
Directors and Named Executive Officers
Michael E. Boxer	24,710		*	5,916		18,794	*
Boyd Hendrickson	824,235	(3)	2.8%	0		824,235	2.2%
John E. King	290,665	(4)	1.0%	0		290,665	*
Robert M. Le Blanc	25,825,638	(5)	88.7%	8,127,523		17,646,115	47.1%
Jose Lynch	490,876	(6)	1.7%	0	(7)	490,876	1.3%
John M. Miller, V	6,032		*	0		6,032	*
Roland Rapp	240,856	(4)	*	0		240,856	*
Glenn S. Schafer	6,032		*	0		6,032	*
William Scott	62,260		*	0		62,260	*
Mark Wortley	178,596	(4)	*	0		178,596	*
Executive Officers and directors as a group (12 persons)	28,020,520	(8)	96.3%			19,835,081	53.0%
Other Selling Stockholders
Colby Bartlett L.L.C.	93,390		*	29,579	(9)	63,811	*
Cariad Investment Holdings Ltd.	124,520		*	39,438	(10)	85,082	*
Steven Epstein	24,904		*	7,888	(11)	17,016	*
Granite Investments, LP	124,520		*	39,438	(12)	85,082	*
Joel Greenberg	31,130		*	9,860	(13)	21,270	*
James T. Kelly	37,356		*	11,831	(14)	25,525	*
William A. Sanger	18,678		*	5,916	(15)	12,762	*
Steven J. Shulman	12,452		*	3,944	(16)	8,508	*

*	Less than 1%.

(1)	The percentage held after the offering is based upon the number of shares of class A common stock and shares of class B common stock expected to be outstanding after the offering.

(2)	Onex includes Onex Corporation, Onex US Principals LP and Onex Partners LP. Onex Corporation owns 5,932,205 shares, Onex US Principals LP owns 120,491 shares and Onex Partners LP owns 19,772,942 shares. In the offering, Onex Corporation, Onex US Principals LP and Onex Partners LP will sell 1,878,854, 38,162 and 6,262,508 shares, respectively. If the underwriters exercise their over-allotment option in full, Onex Corporation, Onex US Principals LP and Onex Partners LP will sell an additional 547,696, 11,124 and 1,825,546 shares, respectively, resulting in approximately 40.8% ownership. Onex Corporation’s address is 161 Bay Street, Toronto, Ontario, M5J 2S1, Canada. Onex Corporation is the direct parent company of Onex Partners GP, Inc. Onex Partners GP, Inc. is the general partner of Onex Partners GP LP, which is the general partner of Onex Partners LP. Onex Corporation is also the sole member of Onex Partners LLC, which is the general partner of Onex US Principals LP. Onex Corporation’s board of directors are Daniel C. Casey, Peter C. Goodsoe, Serge Gouin, Brian M. King, John B. McCoy, J. Robert S. Prichard, Heather M. Reisman, Gerald W. Schwartz and Arni C. Thorsteinson. Mr. Schwartz is also the Chairman, President and Chief Executive Officer of Onex Corporation and owns shares representing a majority of the voting rights of the shares of Onex Corporation and, as such, has voting and investment power with respect to, and accordingly may be deemed to own beneficially, all of the shares of our class B common stock owned beneficially by Onex Corporation. Each of Onex Corporation’s board members disclaim beneficial ownership of the shares beneficially owned by Onex, other than to the extent they have a direct pecuniary interest therein.

(3)	Includes 194,206 shares of unvested restricted stock as of May 4, 2007.

(4)	Includes 70,620 shares of unvested restricted stock as of May 4, 2007.

(5)	Mr. Le Blanc has served as Managing Director of Onex Investment Corp., an affiliate of Onex Corporation since 1999. As a result, Mr. Le Blanc may be deemed to beneficially own the shares of class B common stock directly held by Onex.

(6)	Includes 158,896 shares of unvested restricted stock as of May 4, 2007.

(7)	If the underwriters exercise their over-allotment option in full, Mr. Lynch will sell 70,800 shares pursuant to the over-allotment. Mr. Lynch will own 420,076 shares of class B common stock after exercise of the underwriters’ over-allotment option, which would include 158,896 shares of unvested restricted stock.

(8)	Includes in the aggregate 600,272 shares of unvested restricted stock as of May 4, 2007.

(9)	If the underwriters exercise their over-allotment option in full, Colby Bartlett, L.L.C. will sell 8,622 shares pursuant to the over-allotment.

(10)	If the underwriters exercise their over-allotment option in full, Cariad Investment Holdings Ltd. will sell 11,496 shares pursuant to the over-allotment.

(11)	If the underwriters exercise their over-allotment option in full, Steven Epstein will sell 2,299 shares pursuant to the over-allotment.

(12)	If the underwriters exercise their over-allotment option in full, Granite Investments, LP will sell 11,496 shares pursuant to the over-allotment.

(13)	If the underwriters exercise their over-allotment option in full, Joel Greenberg will sell 2,874 shares pursuant to the over-allotment.

(14)	If the underwriters exercise their over-allotment option in full, James T. Kelly will sell 3,499 shares pursuant to the over-allotment.

(15)	If the underwriters exercise their over-allotment option in full, William A. Sanger will sell 1,724 shares pursuant to the over-allotment.

(16)	If the underwriters exercise their over-allotment option in full, Steven J. Shulman will sell 1,150 shares pursuant to the over-allotment.